UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

L’Exotique
99 Boulevard Jardin Exotique
98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F □

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Entry into a Material Definitive Agreement
On June 16, 2023 Eneti Inc. (NYSE: NETI) (“Eneti”) announced that it has entered into a business combination agreement (with “Business Combination Agreement”) Cadeler A/S (OSE: CADLR) (“Cadeler”) to combine Cadeler and Eneti (the "Combination").
•	Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release announcing the Combination.
•	Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the Business Combination Agreement.
•	Attached to this report on Form 6-K as Exhibit 99.3 is a copy of the Tender and Support Agreement between Cadeler and certain Eneti Stockholders.
•	Attached to this report on Form 6-K as Exhibit 99.4 is a copy of the form of Parent Voting Undertaking by certain Cadeler Shareholders.
The information contained in this Report on Form 6-K is hereby incorporated by reference into Eneti’s registration statement on Form F-3 (File No. 333-251301), Eneti’s registration statement on Form F-3 (File No. 333-221441), and Eneti’s registration statement on Form F-3 (File No. 333-222448).
Forward-Looking Statements
This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Eneti and Cadeler, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Eneti and Cadeler and the markets in which they operate, and Eneti’s and Cadeler’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Eneti and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Eneti nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Eneti’s and Cadeler’s securities, the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Eneti shareholders and the receipt of certain governmental and regulatory approvals, general domestic and international political conditions or hostilities, including the war between Russia and Ukraine; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, the effects of public health threats, pandemics and epidemics, and the adverse impact thereof on Eneti’s or Cadeler’s business, financial condition and results of operations, the effect of the announcement or pendency of the transaction on Eneti’s or Cadeler’s business relationships, performance, and business generally, risks that the proposed transaction disrupts current plans of Eneti or Cadeler and potential difficulties in Eneti’s or Cadeler’s employee retention as a result of the proposed transaction, the outcome of any legal proceedings that may be instituted against Eneti or Cadeler related to the business combination agreement or the proposed transaction or as a result of the operation of their respective businesses, the risk that Cadeler is unable to list the ADSs to be offered as consideration, or the underlying shares in Cadeler, on the New York Stock Exchange or the Oslo Stock Exchange, as applicable, volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which the combined company plans to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure, factors affecting the duration of contracts, the actual amount of downtime and the respective backlogs of Eneti and Cadeler, factors that reduce applicable dayrates or contract profitability, operating hazards inherent to offshore operations and delays, dependency on third parties in relation to, for example, technical, maintenance and other commercial services, risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting the combined company’s operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, hurricanes and other weather conditions, and the future price of energy commodities, the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, the failure to realize anticipated benefits of the proposed transaction, risks related to the ability to correctly estimate operating expenses and expenses associated with the business combination, risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, changes in law or regulations affecting Eneti, Cadeler or the combined company, international, national or local economic, social or political conditions that could adversely affect the companies and their business, dependency on Eneti and Cadeler’s customers, volatility in demand, increased competition or reduction in contract values, the risk that technological progress might render the technologies used by each of Cadeler and Eneti obsolete, conditions in the credit markets that may negatively affect the companies and their business, risks deriving from the restrictive covenants and conditions relevant to Eneti and Cadeler’s financing and their respective ability to obtain future financing, including for remaining installations on ordered newbuild vessels, risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements, the risk that Eneti and Cadeler have a limited number of vessels and are vulnerable in the event of a loss of revenue relating to any such vessel(s), risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels and risks associated with changes in exchange rates including the USD/NOK and USD/EUR rates. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Eneti, Cadeler or the combined company will be those that the companies have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Eneti’s or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Eneti’s Annual Report on Form 20-F, Current Reports on Form 6-K and other documents filed from time to time by Eneti with the SEC and those described in Cadeler’s annual reports, relevant reports and other documents published from time to time by Cadeler. Eneti and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.  This communication and related materials speak only as of the date hereof and except as required by law, Eneti and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated: June 16, 2023	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer

Exhibit 99.1

Cadeler A/S and Eneti Inc. sign business combination agreement to create a leading offshore wind turbine and foundation installation company
Cadeler A/S (OSE: CADLR) (“Cadeler”) and Eneti Inc. (NYSE: NETI) (“Eneti”), two offshore wind turbine and foundation installation companies, announce today that they have entered into a business combination agreement to combine (the "Combination") through a stock-for-stock exchange offer to be made to all stockholders of Eneti based on an exchange ratio of 3.409 Cadeler shares for each Eneti share (the “Exchange Offer”).
Following the completion of the Exchange Offer, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively, on the basis of the share counts for each of Cadeler and Eneti as at 16 June 2023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in the Exchange Offer.
The combined group will be named Cadeler, and be headquartered in Copenhagen, Denmark, with its shares to be listed on the New York Stock Exchange (“NYSE”) in addition to its current listing on the Oslo Stock Exchange (“OSE”).
The business combination agreement has been unanimously approved by the Board of Directors of each of Cadeler and Eneti.
Eneti’s largest shareholder, together with certain of its affiliates collectively holding approximately 29% of all of the issued and outstanding shares of common stock in Eneti, and Eneti’s directors and executive officers, collectively holding approximately 7% of the issued and outstanding shares of common stock in Eneti, have entered into tender and support agreements in favor of the Combination. In addition, Cadeler’s two largest shareholders, together in aggregate currently owning approximately 45% of the total current share capital and voting rights of Cadeler, have entered into voting undertakings to vote in favor of the shareholder approval to be obtained by Cadeler.

Commenting on the Combination, Mr. Andreas Sohmen-Pao, Chairman of Cadeler said: “This is a strategic transaction combining two leading offshore wind companies. It underpins Cadeler’s vision and capability to facilitate the renewable transition, and I support the transaction on its industrial and financial merits”.

Mr. Emanuele Lauro, Executive Chairman and CEO of Eneti said: "This combination is right for our shareholders, right for our customers, and right for our employees.  We are truly thrilled to be joining forces with Cadeler. Our scale and our respective capabilities will create significant value at a time when offshore wind needs reliable partners and reliable solutions. The track record of Seajacks has been built on the tireless efforts of our shore and seagoing professionals, and we are delighted Cadeler values this legacy so dearly. The prospects for our combined companies, in the context of industry demands over the coming decade, could not be brighter”.

Mr. Mikkel Gleerup, CEO of Cadeler said: “The combination will represent a significant step up in our ability to meet the increased demand globally for projects with larger scopes and project sizes in service of the much-needed green transition. To deliver on this ambition, we will provide our customers with the largest and most diverse fleet in the industry, operated by highly skilled teams with unique expertise and track records. For customers, the combined fleet will unlock unrivalled value due to increased cross-utilization of resources and improved flexibility, capacity, and agility”.

Combination rationale
Compelling strategic logic
The Combination unites two companies with decades of operating track records to offer the largest, most diversified and modern fleet of T&I wind turbine and foundation installation vessels in the industry. The Combination will position Cadeler as a robust and reliable player in the market with a true global presence through scale, a complementary fleet, and deep industry relationships. The Combination will enable the combined company to operate more efficiently, and target still larger and more complex projects as requested by customers.
The Combination is subject to customary conditions including approval from relevant authorities. Until the Combination has closed, both companies will continue operations as two separate entities.
Meaningful value creation and synergy potential
The Combination is anticipated to deliver significant run rate annual synergies of €106m, excluding transaction and change of control cost, comprising corporate and financing synergies of €18m, operational synergies of €37m and €51m through improved utilization of the combined fleets. While the cost synergies are expected to be frontloaded, the targeted utilization synergies are expected to be generated as the newbuilds enter into operation. To facilitate the completion of the Combination, Cadeler will in connection with amendments to its existing financing arrangements increase its total available debt financing facilities including for general corporate and working capital purposes and in addition hereto obtain a credit approved financing commitment to refinance the long-term debt obligation for the combined company’s fleet on the water at attractive terms, subject to completion of the Combination and definitive documentation.
Unique next generation fleet is in high demand
The Combination will result in the largest diversified fleet owned and operated by a single pure-play offshore wind turbine and foundation installation company.
The Cadeler fleet consists of 2 wind turbine installation vessels (“WTIV”s) currently on the water, 2 WTIVs scheduled for delivery in Q3/2024 and Q2/2025, and 2 wind foundation installation vessels scheduled for delivery in Q4/2025 and Q3/2026.
The Eneti fleet consists of 5 WTIVs currently on the water and 2 WTIVs scheduled for delivery in Q4/2024 and Q2/2025.  Of the 5 vessels on the water, 3 of the vessels are non-core assets and subject to divestment before or after completion of the Combination.
Upon delivery of the 6 vessels under construction and disposition of the 3 non-core assets, the combined company will consist of 10 modern, capable, and complementary vessels.  The effective operational homogeneity of the fleet will allow for substitution opportunities and increased vessel utilization.
The Cadeler commercial strategy to-date provides a degree of revenue certainty through 2027 and coverage of operating costs.  Coupled with the open days on the Eneti fleet, the combined company will further service the existing client base and benefit from high tender activity and a growing market.
Attractive valuation relative to newbuild option
Cadeler and Eneti negotiated the terms of the Exchange Offer, and specifically the pro-forma ownership of the combined company, using customary valuation metrics for the respective enterprises on a standalone basis. For both Cadeler and Eneti, the Combination prices the resulting fleet expansion at a meaningful discount to equivalent organic growth from additional newbuilding orders and will generate accretive cash flows.

Improved capital market position and enhanced growth potential
Based on the closing share prices of Cadeler and Eneti as of 15 June 2023, the combined company will have a pro-forma market capitalization above €1.2 billion (based on an exchange rate of NOK/EUR 0.09 and USD/EUR 0.92) and a stronger credit profile, which combined should enable for increased financial flexibility to pursue an enhanced growth trajectory relative to either company’s standalone position.
As a result of a greater market capitalization and dual listing on OSE and NYSE, the combined company expects to be well positioned for increased investor attention, enhanced trading liquidity, inclusion in new stock indices and improved research coverage to the benefit of all shareholders.

Leadership team, board composition and headquarters
Mikkel Gleerup, current CEO of Cadeler, will continue as CEO of the combined company and Peter Brogaard Hansen will continue as CFO of the combined company.
Following satisfaction of all conditions to the completion of the Exchange Offer, it will be proposed for approval by the shareholders of Cadeler that the combined company will continue to have a six-member Board of Directors, of which four will be independent from the largest shareholders of Cadeler. Two new directors for the combined company will initially be designated for nomination and election to the Board of Directors of Cadeler based on proposals from Eneti. Andreas Sohmen-Pao will continue as Chairman of the Board of Directors and Emanuele Lauro, current CEO of Eneti, will be nominated for election to the Board of Directors as Vice Chairman immediately following completion of the Exchange Offer.
To facilitate the anticipated board composition following the successful completion of the Exchange Offer, Cadeler board members Connie Hedegaard and David Cogman have offered to step down from Cadeler’s Board of Directors with immediate effect. The Chairman of Cadeler, Andreas Sohmen-Pao, has expressed his gratitude to both Connie Hedegaard and David Cogman for their services on the board and their support of the Combination.
The combined company will be headquartered in Copenhagen, Denmark, and will maintain a significant presence in the United Kingdom. An integration committee comprising of Cadeler and Eneti representatives will be established to oversee the integration process to ensure a successful combination and fair treatment of all employees.

Board recommendation and shareholder support
The Board of Directors of each of Cadeler and Eneti have unanimously determined the Combination to be in the best interest of the companies’ respective shareholders. The Eneti Board of Directors has undertaken to recommend to its shareholders that they tender their Eneti shares in the Exchange Offer.
Both BW Altor PTE. Ltd. and Swire Pacific Limited, the two largest shareholders in Cadeler holding approximately 30% and 15%, respectively, of the issued and outstanding share capital and voting rights of Cadeler, have entered into voting undertakings with a commitment to vote in favor of the shareholder resolution of Cadeler at an extraordinary general meeting required for the issuance of shares in Cadeler in connection with the Combination as well as a lock-up for their shares in Cadeler until such extraordinary general meeting has been held expected to be convened for in the near future.
Scorpio Holdings Ltd., together with certain of its affiliates holding approximately 29% of the issued and outstanding shares of Eneti, and current directors and officers of Eneti, together holding approximately 7% of the issued and outstanding shares of Eneti, have entered into tender and support agreements committing to tender their shares in the Exchange Offer, subject to the terms and conditions set out in the business combination agreement.

Combination overview
•
The transaction is structured as a voluntary conditional registered exchange offer to the stockholders of Eneti, to be initiated by Cadeler with an exchange ratio of 3.409 Cadeler shares for each Eneti share.

•
Based on Cadeler’s share price of NOK 47.68 per share (as at the close of trading on 15 June 2023) and an exchange rate of NOK/USD 0.10, the proposed Combination would value each outstanding Eneti share at approximately $15.44 and the fully diluted share capital of Eneti at approximately $597 million.

•	The Cadeler shares are currently expected to be delivered to Eneti shareholders in the form of American Depositary Shares representing Cadeler shares.
•
Upon completion of the Combination, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively, on the basis of the 197,600,000 shares outstanding for Cadeler and 38,647,119 shares outstanding for Eneti (including the expected acceleration of restricted shares under Eneti’s equity incentive plan) as at 16 June 2023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in the Combination.

•
In addition, if, following completion of the Exchange Offer, Cadeler has acquired or controls at least 85.01% of the issued and outstanding Eneti shares and voting rights (or such lower threshold as Cadeler may determine, in its sole discretion) and no other legal impediment to a squeeze-out merger exists, Cadeler intends, indirectly through a wholly-owned subsidiary, to initiate a squeeze-out merger under Marshall Islands law such that, following the merger, Eneti will be a wholly owned subsidiary of Cadeler. The precise consideration minority Eneti shareholders may receive in such merger may be different in form and/or value from the consideration that they would have received had they tendered their Eneti shares in the Exchange Offer.

•
Cadeler moreover intends to eliminate companies in the Eneti group structure incorporated in any jurisdiction on the EU’s list of non-cooperative jurisdictions for tax purposes, as adopted by the Counsel of EU as of 21 February 2023 in due course following completion of the Combination and to the extent feasible from a legal perspective.

•
The Combination is subject to customary closing conditions, including amongst others shareholder approval of an authorisation to the Board of Directors of Cadeler to issue new Cadeler shares in the Exchange Offer to be adopted by a 2/3 majority of share capital and voting rights represented at an extraordinary shareholders meeting of Cadeler and acceptance of the proposed tender offer by at least 85.01% of all outstanding Eneti shares (including the 36% of Eneti’s shares already subject to tender and support agreements), the absence of a material adverse change, the receipt of merger clearance as well as any applicable foreign direct investment approvals and approval for the listing of the combined company’s shares on each of the NYSE and OSE.

Indicative timetable and next steps
The offer period for the Exchange Offer will not commence until the offer and listing documentation has been duly reviewed and, if applicable, approved by all relevant regulatory bodies and will not conclude prior to the registration with the U.S. Securities and Exchange Commission of the Cadeler shares (or American Depositary Shares representing Cadeler shares) to be offered for exchange.
The Exchange Offer is expected to commence in the third or fourth quarter of 2023.
The Combination is currently expected to close in Q4 2023 subject to regulatory approvals and applicable conditions being met.

Contact details Cadeler

For additional information, visit www.cadeler.com or email InvestorRelations@cadeler.com

Point of contact for investors:
Mikkel Gleerup, CEO
+45 3246 3102
mikkel.gleerup@cadeler.com

Point of contact for media:
Christian Grønning, Partner Geelmuyden Kiese
+45 2763 0755
Christian.groenning@gknordic.com

Contact details Eneti
For additional information, visit  www.eneti-inc.com or email Investor.Relations@Eneti-inc.com

James Doyle, Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Investor.Relations@Eneti-inc.com

Advisors
DNB Markets, a part of DNB Bank ASA, is acting as financial advisor to Cadeler.
Gorrissen Federspiel Advokatpartnerselskab, Davis Polk & Wardwell London LLP, Advokatfirmaet Thommessen AS and Campbell Johnston Clark are serving as legal counsels to Cadeler.
Perella Weinberg Partners LP is serving as financial advisor to Eneti.
Seward & Kissel LLP, CMS Cameron McKenna Nabarro Olswang LLP and Bech-Bruun advokatpartnerselskab are serving as legal counsels to Eneti in connection with the Combination.

Conference call
To present the Combination, Cadeler and Eneti will host a joint conference call on 16 June 2023 at
-	3:00 p.m. CEST / 9:00 a.m. EST

Please see below Microsoft Teams Live Meeting link. The link will also be made available on both the Cadeler and Eneti websites.

Webcast registration conference call at 3:00 p.m. CEST / 9:00 a.m. EST:

https://teams.microsoft.com/l/meetup-join/19%3ameeting_NDEwNTQwNDMtYWJlMi00YzAwLTk2Y2ItZTU2ZmRmZTk1OTZm%40thread.v2/0?context=%7B%22Tid%22%3A%224cbfea0a-b872-47f0-b51c-1c64953c3f0b%22%2C%22Oid%22%3A%22e6df3138-b416-457f-b6c1-5f3ce7a36ee7%22%2C%22IsBroadcastMeeting%22%3Atrue%2C%22role%22%3A%22a%22%7D&btype=a&role=a

Those wishing to listen to the call should connect at least 5 minutes prior to the start of the call to ensure connection. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

An investor presentation will be made available on the respective company websites.

About Cadeler A/S
Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler owns and operates 2 turbine installation vessels with delivery of additional 2 turbine installation vessel and 2 foundation installation vessels during 2024-2026. Cadeler is headquartered in Denmark and employes around 250 people. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR). For more information about Cadeler, visit www.cadeler.com.

About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com.

Additional Information and Where to Find It
Important Additional Information Will be Filed with the SEC
This communication is not a prospectus but relates to the proposed business combination of Cadeler and Eneti, which will include an offer by Cadeler to exchange all of the issued and outstanding shares of Eneti for shares or American Depositary Shares (“ADSs”) representing shares in Cadeler. The exchange offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler or Eneti may file with the U.S. Securities and Exchange Commission (the “SEC”). Prior to the commencement of the exchange offer, Cadeler will file (1) a Registration Statement on Form F-4 that will include an offering prospectus with respect to the shares/ADSs to be offered in the exchange offer, (2) a Registration Statement on Form F-6 to register any ADSs to be offered as consideration pursuant to the terms of the offer and (3) a Tender Offer Statement on Schedule TO, and Eneti will file a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the exchange offer. Should Cadeler and Eneti proceed with the proposed transaction, such formal decision is conditional on approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the “Prospectus Regulation”) or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority (the Danish FSA). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF CADELER AND ENETI WITH THE SEC, OR APPROVED BY THE DANISH FSA, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION (INCLUDING THE EXCHANGE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER, ENETI, THE PROPOSED TRANSACTION AND RELATED MATTERS THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and stockholders will be able to obtain the registration statement/prospectus, the exchange offer materials (including the offer to exchange, a related letter of transmittal and certain other exchange offer documents), and the solicitation/recommendation statement, if and when they become available, and other documents filed with the SEC by Cadeler and Eneti at no cost to them through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain copies of any document filed with the SEC by Cadeler free of charge from Cadeler’s website at www.cadeler.com, copies of any document filed with the SEC by Eneti free of charge from Eneti’s website at www.eneti-inc.com. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within Article 49(2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, “Relevant Persons”). This presentation is directed only at Relevant Persons. Other persons should not act or rely on this presentation or any of its contents. Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person.
Market Data
Information provided herein as it relates to the market environment in which each of Cadeler and Eneti operate or any market developments or trends is based on data and reports prepared by third parties and/or Cadeler or Eneti based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.
Forward-Looking Statements
This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Eneti and Cadeler, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Eneti and Cadeler and the markets in which they operate, and Eneti’s and Cadeler’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Eneti and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Eneti nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Eneti’s and Cadeler’s securities, the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Eneti shareholders and the receipt of certain governmental and regulatory approvals, general domestic and international political conditions or hostilities, including the war between Russia and Ukraine; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, the effects of public health threats, pandemics and epidemics, and the adverse impact thereof on Eneti’s or Cadeler’s business, financial condition and results of operations, the effect of the announcement or pendency of the transaction on Eneti’s or Cadeler’s business relationships, performance, and business generally, risks that the proposed transaction disrupts current plans of Eneti or Cadeler and potential difficulties in Eneti’s or Cadeler’s employee retention as a result of the proposed transaction, the outcome of any legal proceedings that may be instituted against Eneti or Cadeler related to the business combination agreement or the proposed transaction or as a result of the operation of their respective businesses, the risk that Cadeler is unable to list the ADSs to be offered as consideration, or the underlying shares in Cadeler, on the New York Stock Exchange or the Oslo Stock Exchange, as applicable, volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which the combined company plans to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure, factors affecting the duration of contracts, the actual amount of downtime and the respective backlogs of Eneti and Cadeler, factors that reduce applicable day rates or contract profitability, operating hazards inherent to offshore operations and delays, dependency on third parties in relation to, for example, technical, maintenance and other commercial services, risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting the combined company’s operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, hurricanes and other weather conditions, and the future price of energy commodities, the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, the failure to realize anticipated benefits of the proposed transaction, risks related to the ability to correctly estimate operating expenses and expenses associated with the business combination, risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, changes in law or regulations affecting Eneti, Cadeler or the combined company, international, national or local economic, social or political conditions that could adversely affect the companies and their business, dependency on Eneti and Cadeler’s customers, volatility in demand, increased competition or reduction in contract values, the risk that technological progress might render the technologies used by each of Cadeler and Eneti obsolete, conditions in the credit markets that may negatively affect the companies and their business, risks deriving from the restrictive covenants and conditions relevant to Eneti and Cadeler’s financing and their respective ability to obtain future financing, including for remaining installations on ordered newbuild vessels, risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements, the risk that Eneti and Cadeler have a limited number of vessels and are vulnerable in the event of a loss of revenue relating to any such vessel(s), risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels and risks associated with changes in exchange rates including the USD/NOK and USD/EUR rates. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Eneti, Cadeler or the combined company will be those that the companies have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Eneti’s or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Eneti’s Annual Report on Form 20-F, Current Reports on Form 6-K and other documents filed from time to time by Eneti with the SEC and those described in Cadeler’s annual reports, relevant reports and other documents published from time to time by Cadeler. Eneti and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.  This communication and related materials speak only as of the date hereof and except as required by law, Eneti and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
Inside information
The information in this communication is considered to be inside information pursuant to the EU Market Abuse Regulation (MAR) and is subject to the disclosure requirements pursuant to MAR article 17 and Section 5-12 the Norwegian Securities Trading Act. This stock exchange announcement by Cadeler A/S was published by Mikkel Gleerup (CEO) at Cadeler A/S on 16 June 2023 at 07.42 (CEST).

Exhibit 99.2

BUSINESS COMBINATION AGREEMENT
by and among
CADELER A/S
and
ENETI INC.

dated as of
June 16, 2023

TABLE OF CONTENTS

Page
ARTICLE I
The Offer	2
Section 1.01. The Offer	2
Section 1.02. Company Actions	9
ARTICLE II
The Merger	11
Section 2.01. The Merger	11
Section 2.02. The Closing	12
Section 2.03. Effects of the Merger	12
Section 2.04. Governing Documents	12
Section 2.05. Officers and Directors of the Surviving Company	12
ARTICLE III
Representations and
i

ARTICLE IV
Representations and Warranties
ARTICLE V
Covenants Relating to Conduct of Business

ARTICLE VI
ARTICLE VII
Conditions to Consummation of the Merger	74
Section 7.01. Conditions to Each Party's Obligations to Effect the Merger	74
ARTICLE VIII
Termination	75
Section 8.01. Termination	75
Section 8.02. Effect of Termination	77
ARTICLE IX
Miscellaneous	80
Section 9.01. Amendment and Modification; Waiver	80
Section 9.02. Non-Survival of Representations and Warranties	80

Annex A   Certain Definitions
Annex B   Conditions to the Offer
Annex C   Form of Tender and Support Agreement
Annex D   Form of Parent Voting Undertaking
Exhibit 6.02  (Confidential)

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT (this "Agreement"), dated as of June 16, 2023, is by and among Cadeler A/S, a public limited liability company incorporated under the laws of Denmark ("Parent") and Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands (the "Company").  All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.  Parent and the Company are each sometimes referred to herein as a "Party" and collectively, as the "Parties."
RECITALS
WHEREAS, Parent intends to acquire all of the issued and outstanding shares of the Company;
WHEREAS, it is proposed that Parent shall commence an exchange offer (the "Offer") to acquire any (subject to the Minimum Condition) and all of the issued and outstanding shares of common stock, $0.01 par value per share, of the Company (the "Company Common Stock") for the consideration and upon the terms and subject to the conditions set forth herein;
WHEREAS, the board of directors of the Company (the "Company Board of Directors") has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby (the "Transactions"), including the Offer and the Merger (as defined below), are advisable and fair to, and in the best interests of, the Company and its stockholders (the "Company Stockholders"), (ii) determined that it is in the best interests of the Company and the Company Stockholders and declared it advisable to enter into this Agreement and the Transactions contemplated hereby, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares of Company Common Stock to Parent pursuant to the Offer (such recommendation, the "Company Board Recommendation");
WHEREAS, the board of directors of Parent (the "Parent Board of Directors") has unanimously (i) determined that the terms of this Agreement and the Transactions, including the Offer and the Merger and the issuance of Parent Shares in connection therewith (the "Parent Share Issuance") subject to the Parent Shareholder Approval (as defined herein), are advisable and fair to, and in the best interests of, Parent and its shareholders (the "Parent Shareholders"), (ii) determined that it is in the best interests of Parent and the Parent Shareholders and declared it advisable to enter into this Agreement and the Transactions contemplated hereby (including the Parent Share Issuance), (iii) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Parent Shareholder Approval be submitted to a vote at the Parent Shareholder Meeting to facilitate the Parent Share Issuance (such recommendation, the "Parent Board Recommendation");

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain Persons have entered into tender and support agreements with Parent, in the form attached as Annex C hereto (the "Tender and Support Agreements");
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, certain Persons have entered into support agreements with Parent, in the form attached as Annex D hereto (the "Parent Voting Undertakings");
WHEREAS, subject to the terms and conditions of this Agreement and applicable Law, the Parties agree that, as soon as practicable following the consummation of the Offer, Parent will effect the acquisition of the Company by Parent through the merger of the Company with and into Merger Sub, with Merger Sub as the surviving entity (the "Merger");
WHEREAS, subject to the terms and conditions of this Agreement (including the satisfaction of the Equity Threshold Condition (as defined below)), the Parties intend, for U.S. federal income tax purposes, for the acquisition of Company Common Stock pursuant to the Offer and the Merger, taken together, to qualify as a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement be, and is hereby adopted as, a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code (the "Intended Tax Treatment");  and
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also prescribe various terms of and conditions to the Offer and the Merger.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
The Offer
Section 1.01.  The Offer.  (a)  Terms and Conditions of the Offer.  Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been validly terminated pursuant to Article VIII and that the Company shall have complied in all material respects with its obligations under Section 1.02, as promptly as practicable following the effectiveness of the Registration Statements and approval by the Danish Financial Supervisory Authority (the "DFSA") of a prospectus or an exemption document prepared in accordance with the EU Prospectus Regulation for the purpose of the admission to trading of Parent Shares on the Oslo Stock Exchange and potential public offering within the EU/EEA (the "EU/EEA Prospectus"), the Parent Shareholder Meeting having authorized the Board of Directors of the Parent to carry out the Parent Share Issuance and the Parties having made such other filings or registrations required pursuant to applicable Law in order to commence the Offer, or such earlier date as may be mutually agreed between the Parties in writing, Parent shall commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer.  In the Offer, each share of Company Common Stock accepted by Parent in accordance with the terms and subject to the conditions of the Offer shall be exchanged for American Depositary Shares of Parent having an initial listing price on the NYSE of not less than $10.00 (each such American Depositary Share, an "ADS") representing, in the aggregate, 3.409 shares (the "Exchange Ratio") of common stock, subject to payment of cash compensation with respect to any fractional shares in accordance with Section 1.01(c), with a nominal value of DKK 1 per share, of Parent (each such share, a "Parent Share"), without interest (the "Offer Consideration"), subject to the other provisions of this Article I.  Parent may, in its sole and absolute discretion, permit each holder of Company Common Stock the option to elect to receive the Offer Consideration in the form of Parent Shares in lieu of ADSs (such Parent Shares, together with the ADSs, the "Offer Securities"), subject to the completion and delivery to the Exchange Agent by any holder of Company Common Stock making such an election of a valid letter of transmittal in the form to be included in the Offer Documents.  The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") that is disseminated to holders of Company Common Stock pursuant to the Exchange Act and contains, to the extent required by the Exchange Act, the terms and conditions set forth in this Agreement (including Annex B).  The obligation of Parent to accept for exchange shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to:
(i)  the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of shares of Company Common Stock that, upon the consummation of the Offer, together with the shares of Company Common Stock then owned by Parent (if any), would represent at least 85.01% of the aggregate voting power of the shares of Company Common Stock outstanding immediately after the consummation of the Offer (the "Minimum Condition"); provided that Parent may, in its sole and absolute discretion and without the consent of the Company, amend at any time and from time to time the foregoing reference to 85.01% to a lower percentage;
(ii)  receipt of a statement from a Danish chartered auditor stating that the assessed financial value of the contributed Company Common Stock in the Company corresponds at least to the Offer Consideration, including the nominal value of the shares to be issued in the Parent Share Issuance, with addition of a premium to allow the Parent's Board of Directors to exercise an authorization by the Parent Shareholder Approval to effect the Parent Share Issuance (the "Auditor Valuation Statement");
(iii)  receipt of preliminary confirmation from the Danish Business Authority (the "DBA") that it will register the capital increase in connection with the Parent Share Issuance and the changes to Parent's Governing Documents on the basis of the resolution of the Parent Board of Directors exercising the authorization to be granted by the Parent Shareholder Meeting, consistent with the Auditor Valuation Statement and subject to completion of the Offer; and
(iv)  the other conditions set forth in Annex B.
(b)  Waiver of Conditions.  Parent expressly reserves the right to waive or modify any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding anything to the contrary set forth herein, without the prior written consent of the Company, Parent may not (i) modify, amend or waive the Minimum Condition except as expressly contemplated by Section 1.01(a)(i) and in no event to an amount that would result in Parent holding a number of shares of Company Common Stock less than the number of shares required to approve the Merger in accordance with the BCAMI, or waive any of the conditions set forth in clauses (B), (C), (D), (E), (F), (G), (H)(5), (I) or (J) of Annex B or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) reduces the Offer Consideration to be paid in the Offer, (C) extends the Offer, other than in a manner required or permitted by Section 1.01(e), (D) imposes conditions to the Offer, other than those set forth in Annex B or (E) amends or modifies any term of or condition to the Offer (including the conditions in Annex B) in a manner that is material and adverse to the holders of Company Common Stock.
(c)  Fractional Shares.  No certificate or scrip representing fractional ADSs or fractional Parent Shares shall be issued pursuant to the Offer, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a Parent Shareholder.  Notwithstanding any other provision of this Agreement, each holder of Company Common Stock who otherwise would be entitled to receive a fraction of an ADS or a Parent Share pursuant to the Offer (after aggregating all shares of Company Common Stock validly tendered in the Offer (and not validly withdrawn) by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of an ADS or a Parent Share multiplied by the Parent Trading Price, rounded to the nearest whole cent.
(d)  Adjustments to Offer Consideration.  The Offer Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Shares outstanding after the date hereof and prior to the Acceptance Time.  Nothing in this Section 1.01(d) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.
(e)  Expiration and Extension of the Offer.
(i)  Unless the Offer is extended pursuant to and in accordance with this Section 1.01(e), the Offer shall expire at midnight, United States Eastern

Standard Time, on the date that is twenty (20) Business Days (for this purpose calculated in accordance with Section 14d-1(g)(3) and Rule 14e-1(a) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act).  In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended (the initial expiration date, or such subsequent time and date to which the expiration of the Offer is extended pursuant to and in accordance with this Agreement, the "Expiration Date").
(ii)  Notwithstanding the provisions of Section 1.01(e)(i) or anything to the contrary set forth in this Agreement (unless Parent receives the prior written consent of the Company):
(A)  Parent shall extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or of the NYSE, in any such case, which is applicable to the Offer, or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Form F-4, the Offer or the Offer Documents;
(B)  in the event that any of the conditions to the Offer (other than the Minimum Condition and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) have not been satisfied or waived as of any then-scheduled expiration of the Offer, Parent shall extend the Offer for successive extension periods of up to ten (10) Business Days each (or for such longer period as may be agreed by Parent and the Company); and
(C)  if as of any then-scheduled expiration of the Offer each condition to the Offer (other than the Minimum Condition, and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) has been satisfied or waived and the Minimum Condition has not been satisfied, Parent may, and, at the request in writing of the Company, Parent shall, extend the Offer for successive extension periods of up to ten (10) Business Days each (with the length of each such period being determined in good faith by Parent) (or for such longer period as may be agreed by Parent and the Company in writing); provided, that in no event shall Parent be required to extend the expiration of the Offer pursuant to this clause (C) (1) if (x) the Minimum Condition is not satisfied by a number of shares of Company Common Stock that is equal to or less than the aggregate number of shares of Company Common Stock held or beneficially owned by any Stockholders (as defined in the Tender and Support Agreements) that have not been tendered, or have been tendered but validly withdrawn, in the Offer as of such time and (y) as of such time the Stockholders whose untendered shares of Company Common Stock are necessary to satisfy the Minimum Condition are not using good faith and diligent efforts to tender the necessary shares of Company Common Stock into the Offer, or (2) for more than forty (40) Business Days;
provided, that, notwithstanding anything to the contrary in this Agreement, (1) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of Parent or the Company to terminate this Agreement pursuant to the terms of Article VIII and (2) Parent shall not be required to extend the Offer beyond the Outside Date.
(iii)  Parent shall not extend the Offer or provide a "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Exchange Act in any manner other than in accordance with the provisions of this Agreement.
(iv)  Parent shall not terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article VIII, in which case Parent shall irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) Business Day) after such termination of this Agreement.
(f)  Compensation for Company Common Stock.  On the terms of and subject to the conditions set forth in this Agreement and the Offer, Parent shall issue the Parent Shares necessary to accept and provide for the subscription, against the contribution in kind of those shares of Company Common Stock that each Company Stockholder that has validly tendered and not validly withdrawn shares of Company Common Stock pursuant to the Offer, by each such Company Stockholder to the Offer Securities promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 1.01(e)(ii)) (or, at Parent's election, concurrently with the expiration of the Offer if all conditions to the Offer have been satisfied or waived) (such time of acceptance, the "Acceptance Time").  The consideration in the Offer payable in respect of each share of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer shall be issued to the holder thereof in ADSs or Parent Shares, in accordance with Section 1.01(a) (and cash in lieu of fractional ADSs or fractional Parent Shares, if any), without interest and subject to reduction for any applicable withholding Taxes payable in respect thereof.
(g)  Form F-4; Form F-6; Schedule TO; Offer Documents; EU/EEA Prospectus.
(i)  As promptly as reasonably practicable following the date of this Agreement, Parent shall prepare and file with the SEC a registration statement on (A) Form F-4 to register under the Securities Act the offer and sale of the Offer Securities pursuant to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the "Form F-4") and (B) Form F-6 to register the ADSs deliverable as Offer Securities (together with all amendments and supplements thereto, and including all exhibits thereto, the "Form F-6", and, together with the Form F-4, the "Registration Statements").  The Form F-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act.
(ii)  On the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), in accordance with Section 1.01(a), Parent shall:
(A)  file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the "Offer Documents");
(B)  deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;
(C)  give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to the NYSE in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and
(D)  subject to the Company's compliance with Section 1.02, cause the Offer Documents to be disseminated to holders of Company Common Stock as and to the extent required by the Exchange Act.
(iii)  As promptly as reasonably practicable following the filing of the Form F-6, Parent will prepare and submit to the NYSE an application covering the Offer Securities and will use its reasonable best efforts to cause the Offer Securities to be approved for listing (subject to notice of issuance) on the NYSE at or prior to the consummation of the Offer.  Except for procedures of the applicable clearing and settlement system and other customary limitations applicable to American depositary receipt programs for a public listed company incorporated in Denmark with its primary listing on the Oslo Stock Exchange which will be disclosed in (or incorporated by reference into) the Registration Statements, the ADSs will have the same rights and privileges as the Parent Shares, and will entitle the holder thereof to receive (upon deposit of ADSs with the depositary for cancellation, and payment of any applicable fees, charges and taxes) that number of Parent Shares corresponding to the Offer Consideration.

(iv)  The Registration Statements, the Offer Documents and the EU/EEA Prospectus may include a description of the determinations, approvals and recommendations of the Company Board of Directors to the extent permitted by Section 1.02.  Parent shall use its reasonable best efforts to (A) have the Registration Statements declared effective under the Securities Act as promptly as practicable after their filing, (B) have the EU/EEA Prospectus approved prior to the earlier of (a) the listing of the Parent Shares to be issued in the Offer on the Oslo Stock Exchange and (b) any public offering of the Parent Shares to be issued in the Offer within the EU/EEA in connection with the Offer; (C) ensure that each of the Registration Statements, the Schedule TO, the Offer Documents and the EU/EEA Prospectus complies in all material respects with the requirements of the applicable provisions of the Exchange Act, the Securities Act and the EU Prospectus Regulation, as applicable, and (D) keep the Registration Statements, if the Registration Statements are declared effective by the SEC, effective for so long as necessary to complete the Offer and Merger.  Each of the Company and Parent shall use its reasonable best efforts to procure that an experienced independent expert provides a valuation report of their respective vessels in conformity with the requirements of the EU Prospectus Regulation and the ESMA guidelines to be enclosed in the EU/EEA Prospectus.  The Company shall furnish in writing to Parent all information concerning the Company and the Company Subsidiaries that is required by applicable Law to be included in the Registration Statements, the Offer Documents and the EU/EEA Prospectus so as to enable Parent to comply with its obligations under this Section 1.01(g), including, amongst other things, information on any existing and newbuild vessels and financial information sufficient to prepare any required pro forma financial information for the combined group consisting of Parent, the Company and their respective Subsidiaries.  Parent and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Registration Statements, the Offer Documents and the EU/EEA Prospectus in order to satisfy applicable Law.  Each of Parent and the Company shall promptly correct any information provided by it or any of its Representatives for use in the Registration Statements, the Offer Documents or the EU/EEA Prospectus if and to the extent that such information shall have become false or misleading in any material respect.  Parent shall take all steps necessary to cause the Registration Statements and the Offer Documents, as so corrected, to be filed with the SEC and to be disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law, or by the SEC or its staff or the NYSE.  Parent shall provide in writing to the Company and its counsel any and all written comments or other material communications that Parent or its counsel receive from the SEC or its staff with respect to the Registration Statements and the Offer Documents promptly after such receipt, and Parent shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff.  Parent shall provide the Company and its counsel a reasonable opportunity to review and comment on the Registration Statements, the Offer Documents, the EU/EEA Prospectus and any written communications to the SEC or its staff with respect to the Registration Statements or the Offer Documents, in each case, prior to the filing thereof with the SEC, and Parent shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable) and shall permit the Company and its counsel to participate in any substantive discussions with the SEC or its staff regarding any comments thereon.  Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, the Danish Companies Act, the EU Prospectus Regulation or the rules of the Oslo Stock Exchange as well as any applicable foreign or state securities or "blue sky" Laws and the rules and regulations thereunder in connection with the Parent Share Issuance, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.
(h)  Exchange Agent.  Parent shall enter into an agreement with a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Offer (the "Exchange Agent"), which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement and the Offer Documents.
Section 1.02.  Company Actions.  (a)  Company Determinations, Approvals and Recommendations.  The Company hereby approves and consents to the Offer and represents and warrants to Parent that, at a meeting duly called and held prior to the date hereof, the Company Board of Directors has unanimously upon the terms and subject to the conditions set forth herein:
(i)  determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders;
(ii)  determined that it is in the best interests of the Company and the Company Stockholders to enter into, and declared advisable, this Agreement;
(iii)  approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained herein; and
(iv)  resolved to make the Company Board Recommendation.
The Company hereby approves and consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Registration Statements and the Offer Documents unless the Company Board of Directors has effected a Change of Company Board Recommendation in accordance with the terms of Section 5.03.

(b)  Schedule 14D-9.  The Company shall (i) file with the SEC concurrently with the filing by Parent of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule 14D-9") and (ii) cause the Schedule 14D-9 to be mailed to the holders of Company Common Stock promptly after commencement of the Offer.  The Company shall use its reasonable best efforts to ensure that the Schedule 14D-9 complies in all material respects with the requirements of applicable Law.  To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Common Stock (to the extent required by applicable Law) together with the Offer Documents.  Parent shall furnish in writing to the Company all information concerning Parent that is required by applicable Law to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.02(b).  Parent and the Company shall cooperate in good faith to determine the information regarding Parent that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Law.  Each of the Company and Parent shall promptly correct any information provided by it or its Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect.  The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law.  The Company shall provide in writing to Parent and its counsel any written comments or other material communications the Company or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff.  The Company shall provide Parent and its counsel a reasonable opportunity to review and comment on the Schedule 14D-9 and any written communications to the SEC or its staff with respect to the Schedule 14D-9, in each case, prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any reasonable comments made by Parent and its counsel (it being understood that Parent and its counsel shall provide any comments thereon as soon as reasonably practicable) and shall permit Parent and its counsel to participate in any discussions with the SEC or its staff regarding any comments thereon.  Unless the Company Board of Directors has effected a Change of Company Board Recommendation in accordance with the terms of Section 5.03, the Company shall include the Company Board Recommendation in the Schedule 14D-9.  The Schedule 14D-9 shall include the fairness opinion of the Company's financial advisor referenced in Section 3.22.
(c)  Company Information.  In connection with the Offer and the Merger, the Company shall, or shall cause its transfer agent to, promptly furnish Parent with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer and the Merger to the record and beneficial holders of Company Common Stock, including a list, as of the most recent practicable date, of the Company Stockholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Common Stock, and lists of security positions of shares of Company Common Stock held in stock depositories (including lists of Company Stockholders, mailing labels, listings or files of securities positions), and shall promptly furnish Parent with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Common Stock, mailing labels and lists of security positions) as Parent or its Representatives may reasonably request in order to communicate the Offer and the Merger to the holders of Company Common Stock.  Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent (and its Representatives) shall: (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions; (ii) use such information only in connection with the Transactions; and (iii) in the event that this Agreement is terminated in accordance with Article VIII, as promptly as reasonably practicable, return to the Company or destroy all copies of such information then in their possession or control.
(d)  Treatment of Company Restricted Stock Awards.  Each outstanding and unvested award of Company Restricted Stock shall be accelerated in full in accordance with its terms as of immediately prior to the Acceptance Time and, at the Acceptance Time, each such share of Company Restricted Stock shall be automatically exchanged and converted into the Offer Consideration (and the applicable holder shall cease to have any rights or entitlements thereafter with respect to such Company Restricted Stock).  Prior to the Acceptance Time, the Company shall take all actions necessary or appropriate, including adopting any resolutions or obtaining any consents, to effectuate the treatment of the Company Restricted Stock described in the immediately preceding sentence, which such resolutions and consents and other related documentation shall be subject to the prior reasonable review and comment of Parent.
ARTICLE II
The Merger
Section 2.01.  The Merger.  (a)  As soon as reasonably practicable after the Acceptance Time, upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, including satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), and in accordance with the Business Corporations Act of the Republic of the Marshall Islands (the "BCAMI"), Parent shall cause an eligible legal entity that is a direct wholly-owned Parent Subsidiary ("Merger Sub") to approve an agreement and plan of merger and to be merged with and into the Company, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the "Surviving Company"), such that following the Merger, the Surviving Company will be a wholly owned Subsidiary of Parent.
(a)  For the avoidance of doubt, nothing in this Agreement shall: (i) restrict Parent from acquiring any Company Common Stock not tendered into the Offer using such form of consideration as may be necessary or deemed preferable by Parent (in its sole and absolute discretion) to acquire such Company Common Stock; (ii) oblige Parent to offer or pay any particular form of consideration in the Merger except as expressly required by any applicable Law, subject always to such form of consideration being permissible under Danish Law and the BCAMI and representing at least fair value under the BCAMI; or (iii) oblige Parent to incur any Taxes or other expenditure (other than advisers' fees or other immaterial expenditures) in satisfying its obligations under this Article II.
Section 2.02.  The Closing.  The closing of the Merger (the "Closing") shall take place electronically.  The date on which the Closing actually takes place is referred to herein as the "Closing Date." Subject to the terms and conditions hereof, the Parties shall take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable after the Acceptance Time.  On the Closing Date, the Parties shall cause articles of merger with respect to the Merger (the "Articles of Merger") to be duly executed and filed with the Marshall Islands Registrar of Corporations as provided under the BCAMI and make any other filings, recordings or publications required to be made by the Company or Parent under the BCAMI in connection with the Merger.  The Merger shall become effective at such time as the Articles of Merger are duly filed with the Marshall Islands Registrar of Corporations or on such other date and time as shall be agreed to by the Company and Parent and specified in the Articles of Merger (such date and time being hereinafter referred to as the "Effective Time").
Section 2.03.  Effects of the Merger.  The Merger will have the effects set forth in this Agreement, the agreement and plan of merger to be entered into between the Company and Merger Sub in accordance with Section 2.01(a), and in the BCAMI.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of the Company and Merger Sub shall vest in the Surviving Company and all liabilities, obligations and penalties of the Company and Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Surviving Company.
Section 2.04.  Governing Documents.  Without limiting Section 6.06, at the Effective Time, the articles of incorporation and the bylaws of Merger Sub shall be the articles of incorporation and bylaws, respectively, of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.
Section 2.05.  Officers and Directors of the Surviving Company.  Unless otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Company.  The directors of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the initial directors of the Surviving Company.

ARTICLE III
Representations and
Warranties of the Company
Except as disclosed in (x) any publicly available Company SEC Document filed or furnished since January 1, 2021 and prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions "risk factors," "forward looking statements" or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the "Company Disclosure Letter"), (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III to which the relevance of such disclosure is reasonably apparent on its face), the Company represents and warrants to Parent as set forth below.
Section 3.01.  Qualification, Organization, Subsidiaries, etc.  (a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Company Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization.  Each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each of the Company and the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (i) has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Offer prior to the Outside Date, and to consummate the other Transactions, including the Merger.  The Company has filed with the SEC, prior to the date hereof, a complete and accurate copy of the Company Governing Documents as amended to the date hereof.  The Company Governing Documents are in full force and effect and the Company is not in violation of the Company Governing Documents.  The Company has made available to Parent prior to the date hereof complete and accurate copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company's "significant subsidiaries" within the meaning of Rule 1-02 of Regulation S-X of the SEC, each as currently in effect.

(a)  All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.  Section 3.01(b) of the Company Disclosure Letter sets forth a true and complete list of the name of each Company Subsidiary, its jurisdiction of organization and its U.S. federal income tax classification.  Other than the Company Subsidiaries set forth on Section 3.01(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns any equity or other economic interest in any other Person.
Section 3.02.  Capitalization.  (a) The authorized capital stock of the Company consists of 81,875,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share ("Company Preferred Stock").  As of the date of this Agreement (the "Company Capitalization Date"), (i) 38,647,119 shares of Company Common Stock were outstanding (including 2,018,914 shares of Company Restricted Stock), (ii) 2,328,179 shares of Company Common Stock were held in the Company's treasury and (iii) 1,080 shares of Company Common Stock were authorized for future issuance under the Company Governing Documents pursuant to the Company Equity Plan.  As of the date hereof, no shares of Company Preferred Stock were issued and outstanding.  All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for future issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(b)  Section 3.02(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award, (iv) with respect to unvested Company Equity Awards, the date on which the Company Equity Award was granted, (v) with respect to unvested Company Equity Awards, the vesting schedule with respect to the Company Equity Award, including any right of acceleration of such vesting schedule, (vi) the exercise price of each Company Equity Award, if applicable, and (vii) the expiration date of each Company Equity Award, if applicable.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each Company Equity Award has been granted in compliance with all applicable securities laws or exemptions therefrom and all requirements set forth in the Company Equity Plan and applicable award agreements.
(c)  Except as set forth in Section 3.02(a) and Section 3.02(b), and other than the shares of Company Common Stock that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Section 3.02(a)(iii) and issued in accordance with the terms of the Company Equity Plan and Company Equity Award, in each case as of the date hereof: (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, stock appreciation rights, restricted stock units, performance stock units, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the

Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned or in any other Person.  There are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) requiring the registration for sale of or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary.
(d)  Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.
(e)  There are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary (or to the Company's Knowledge, a Company Stockholder) is a party with respect to the voting of the capital stock or other equity interests of the Company or any Company Subsidiary.
Section 3.03.  Corporate Authority.  (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Merger subject to the satisfaction of the conditions set out herein.  The execution and delivery of this Agreement, and the consummation of the Transactions, have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the Company Governing Documents or otherwise) on the part of the Company are necessary to authorize the consummation of, and to consummate, the Transactions, except, with respect to the Merger, for the affirmative vote of the holders of at least a majority of all outstanding shares of Company Common Stock entitled to vote thereon and the filing of the Articles of Merger with the Marshall Islands Registrar of Corporations.  On or prior to the date hereof, the Company Board of Directors has unanimously (i) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares of Company Common Stock to Parent pursuant to the Offer.  None of the foregoing actions by the Company Board of Directors has been rescinded or modified in any way (unless such rescission or modification has been effected after the date hereof in accordance with the terms of Section 5.03).
(b)  This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the "Enforceability Limitations").
Section 3.04.  Governmental Consents; No Violation.  (a)  Other than in connection with or in compliance with (i) the BCAMI, (ii) the filing of the Registration Statements, the Offer Documents and the Schedule 14D-9 with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statements, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and "blue sky" laws, (vi) any requisite clearances or approvals under any other applicable requirements of any applicable Antitrust Laws, (vii) any applicable requirements of the NYSE and (viii) any mandatory notification to, or application for approval from, any Governmental Entity under any applicable Foreign Investment Law, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (A) a Company Material Adverse Effect or (B) a material adverse effect on the ability of the Company to consummate the Offer prior to the Outside Date, and to consummate the other Transactions, including the Merger.
(b)  The execution and delivery by the Company of this Agreement do not, and, except as described in Section 3.04(a), or set forth in Section 3.04(b) of the Company Disclosure Letter, the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon the Company or any Company Subsidiary or to which any of them are a party or by or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) the Company Governing Documents or(B) the organizational or governing documents of any Company Subsidiary or (iii)

conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Offer prior to the Outside Date, and to consummate the other Transactions, including the Merger.
Section 3.05.  SEC Reports and Financial Statements.  (a)  Since January 1, 2021, the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the "Company SEC Documents").  As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes Oxley Act"), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Company SEC Documents contained (or, with respect to the Company SEC Documents filed after the date hereof and prior to the Effective Time, will contain) any untrue statement of a material fact or omitted (or, with respect to the Company SEC Documents filed after the date hereof and prior to the Effective Time, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Since January 1, 2021, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company's Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein).  No Company Subsidiary is required to file any forms, reports or other documents with the SEC.
(b)  The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of any unaudited financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with United States Generally Accepted Accounting Principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).
(c)  The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended.  Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company's principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied with the applicable provisions of the Sarbanes-Oxley Act.  Neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(d)  Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company's published financial statements or any Company SEC Document.
Section 3.06.  Internal Controls and Procedures.  The Company has established and maintains, and at all times since January 1, 2021 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Oxley Act.  Since January 1, 2021, the Company's principal executive officer and its principal financial officer have disclosed to the Company's auditors and the audit committee of the Company Board of Directors (the material circumstances of which (if any) and significant facts learned during the preparation of such disclosure have been made available to Parent prior to the date hereof) (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting and (c) any written claim or allegation regarding clauses (a) or (b).  Since January 1, 2021 through the date hereof, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.
Section 3.07.  No Undisclosed Liabilities.  Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Company's consolidated balance sheet (or the notes thereto) as of December 31, 2022 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case, in the ordinary course of business consistent with past practice since December 31, 2022 (other than any liability for any material breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement or resulting from the Transactions and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.08.  Absence of Certain Changes or Events.  (a)  From December 31, 2022 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)  From December 31, 2022 through the date hereof, (i) except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business and (ii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under Section 5.01.
Section 3.09.  Compliance with Law; Permits.  (a) The Company and each Company Subsidiary are and have been since January 1, 2021 in compliance with, and not in default under or in violation of, any Laws (including Environmental Laws and employee benefits and labor Laws) applicable to the Company, such Subsidiaries or any of their respective properties, assets or Company Vessels, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)  The Company and the Company Subsidiaries are and have been since January 1, 2021 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the

"Company Permits"), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.
(c)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, neither the Company nor any Company Subsidiary, in connection with the business of the Company or any Company Subsidiary, or, to the Company's Knowledge, any other third party (including the Company's or the Company Subsidiaries' respective Representatives) acting on behalf of the Company or any Company Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another company or entity in the course of their business dealings with the Company or any Company Subsidiary, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.
(d)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, neither the Company nor any Company Subsidiary has been subject to any actual, pending, or, to the Company's Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, Proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws.  The Company has established and maintains a compliance program and reasonable internal controls and procedures appropriate to the requirements of applicable Anti-Corruption Laws.
(e)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, the Company and the Company Subsidiaries have at all times conducted their businesses in all respects in accordance with United States economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC") and all other applicable Import Restrictions and Export Controls in which any of the Company and the Company Subsidiaries conduct business.  Since January 1, 2021, the Company and the Company Subsidiaries have maintained in all material respects all records required to be maintained in the Company's and the Company Subsidiaries' possession as required under the Import Restrictions and Export Controls.
(f)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, neither the Company nor any Company Subsidiary has sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products to any destination, entity, or Person prohibited by the Laws of the United States or any other country, without obtaining prior authorization from the competent Governmental Entities as required by those Laws.
(g)  Neither the Company nor any Company Subsidiary, nor any director or officer thereof, nor, to the Company's Knowledge, any agent, employee or affiliate of the Company or any Company Subsidiary: (x) is, or is controlled or 50% or more owned by, one or more Persons or entities targeted by sanctions administered by OFAC or included on the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorist Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited or sanctioned Persons made publicly available or provided to the Company or any Company Subsidiary by any relevant Governmental Entity (such entities, Persons or organizations collectively, the "Restricted Parties") or (y) has, since January 1, 2021, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties in violation of applicable Law or countries subject to economic or trade sanctions in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions, Export Controls or any similar Law.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary is subject to any pending or, to the Company's Knowledge, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has, since January 1, 2021, received any written notice of potential violations of Export Laws, Import Restrictions or other Laws covering export or import controls, trade embargoes or economic sanctions from OFAC or any other Governmental Entity or made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could result in any material enforcement action being taken or any material penalty being imposed by a Governmental Entity against the Company or any Company Subsidiary.
(h)  The Company has taken all commercially reasonable steps to ensure that personal data, whether in customer files, employee files, databases, or elsewhere, are being processed in accordance with the applicable data protection legislation as amended from time to time, including but not limited to (i) European Union Regulation (EU) 2016/679 as amended from time to time (GDPR); (ii) applicable national legislation implementing the European Community's Directive 2002/58/EC; and (iii) applicable national legislation otherwise governing processing of personal data, and the Company acts in compliance with any such laws and regulations in all material respects.
(i)  The Company is in compliance in all material respects with the applicable listing and other rules and regulations of the NYSE.
Section 3.10.  Employee Benefit Plans.  (a)  Section 3.10(a) of the Company Disclosure Letter sets forth each material Company Benefit Plan.  For purposes of this Agreement, "Company Benefit Plan" means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each compensation, bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, consulting, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, termination, relocation or expatriate benefit, perquisite, collective bargaining, profit sharing, pension, vacation, sick leave, cafeteria, dependent care, medical care, life insurance, dental, vision, prescription, employee assistance program, workers' compensation, supplemental unemployment benefits, post-employment benefits, education or tuition assistance programs, and each insurance  (including any self-insured arrangement) and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, (i) that is sponsored, administered, maintained, entered into, contributed to (or required to be contributed to) by the Company, any Company Subsidiary or any of their affiliates for the benefit of current or former employees, directors, individual independent contractors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary (including any individual who will be a Continuing Employee) or (ii) with respect to which the Company or any Company Subsidiary has or could reasonably be expected to have any obligation or liability (whether actual or contingent).  With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent audited financial statement and actuarial report, (iii) all material filings and correspondence with any Governmental Entity in the last three (3) years and (iv) all material related agreements, trust agreements, insurance contracts and other agreements which implement each such Company Benefit Plan.
(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder.  All contributions or other material amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards.  There are no pending, or to the Company's Knowledge, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability.

(c)  None of the Company, its Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains or contributes to (or has any obligation to contribute to), or has in the past sponsored, maintained or contributed to (or had any obligation to contribute to), or has incurred or is reasonably expected to incur any direct or indirect Liability (including any Controlled Group Liability) with respect to, any plan subject to Section 302 or Title IV of ERISA (including any Multiemployer Plan) or Section 412, 430 or 4971 of the Code that has not been satisfied in full, except, with respect to Controlled Group Liability only, as would not result in a liability that is material to the Company and the Company Subsidiaries, taken as a whole.
(d)  No Company Benefit Plan has any current or projected liability for, and no Company Benefit Plan provides or promises, any health or welfare benefits, including post-retirement health, medical, hospitalization, disability, death, life or other retiree welfare benefits (whether insured or self-insured) with respect to current or former employees, independent contractors or directors of the Company or the Company Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law.
(e)  (i) Each of the Company Benefit Plans that is intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification and (ii) to the Company's Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to result in the loss of the qualified status of any such plan.  Each such favorable determination letter has been provided or made available to Parent.  Each trust created under any such Company Benefit Plan is exempt from taxes under Section 501(a) of the Code and has been so exempt since its creation.
(f)  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all Company Benefit Plans have been timely filed or delivered.  Neither the Company nor any of its ERISA Affiliates nor any of their directors, officers, employees or agents, nor any fiduciary, trustee or administrator of any Company Benefit Plan or trust created under any Company Benefit Plan, has engaged in or been a party to any "prohibited transaction" as defined in Section 4975 of the Code and Section 406 of ERISA that could reasonably be expected to result in any material liability being incurred by the Company or the Company Subsidiaries.
(g)  Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee, director, independent contractor or consultant of the Company or any Company Subsidiary, (ii) increase any compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits under any Company Benefit Plan, (iv) result in any breach or violation of, or default under or limit the Company's right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any "disqualified individual" (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, reasonably be expected to constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) or result in an excise tax under Section 4999 of the Code.
(h)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.
(i)  Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.
(j)  The Company is not a party to nor does it have any obligation under any Company Benefit Plan to gross-up, indemnify or otherwise compensate any Person for excise Taxes, interest or penalties, including any Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 457A or 409A of the Code.
Section 3.11.  Labor Matters.  (a) Neither the Company nor any Company Subsidiary is a party to, or bound by, or is currently negotiating in connection with entering into or amending, any collective bargaining agreement or other Contract with a labor or trade union, works council or labor organization.  During the past two (2) years, there has been no material labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiaries.  There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the Company's Knowledge, threatened involving employees of the Company or any Company Subsidiary.
(b)  There are no, and in the past two (2) years there have not been any, material unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Entity.
(c)  The Company and each Company Subsidiary are and have been since January 1, 2021 in compliance with all applicable Law respecting labor and employment,

including without limitation, immigration, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety, plant closings, mass layoffs, worker classification, sexual harassment, discrimination, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, overtime, the payment of wages and withholding of Taxes, except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)  To the Company's Knowledge, in the last two (2) years, (i) no allegations of sexual harassment or misconduct or workplace discrimination or harassment (including based on race, ethnicity or gender) have been made against any current or former employee of the Company, and (ii) neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or misconduct or workplace discrimination or harassment (including, without limitation, based on race, ethnicity or gender) by any such employee.  The Company has established and distributed to all of its employees a policy against harassment and a complaint procedure, and it has required all managers and staff to undergo anti-harassment training where required by applicable Laws.
(e)  Each current and former individual who has been classified by the Company as (i) an independent contractor or other non-employee status, or (ii) an exempt or non-exempt employee for purposes of the Fair Labor Standards Act (or any similar state, local or foreign law) has been properly so classified for all purposes, including for Tax purposes and purposes of any Company Benefit Plans.  The Company has paid or properly accrued in the ordinary course of business all wages and compensation due to any current or former employees, including all overtime pay, paid time off, holidays or holiday pay and bonuses.
(f)  Section 3.11(f) of the Company Disclosure Letter sets forth, for each employee of the Company or any Company Subsidiary as of the date hereof, such employee's name, employer, title, hire date, location, whether full- or part-time, annual base salary or wage rate.
Section 3.12.  Tax Matters.  (a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete in all respects.
(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, and the financial statements of the Company and the Company Subsidiaries reflect adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by the Company or any Company Subsidiary as of the date thereof.
(c)  The Company and the Company Subsidiaries have (i) timely paid, deducted, withheld and collected all material amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied in all material respects with all applicable Law relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).
(d)  There is no (i) claim, litigation, audit, examination, investigation or other Proceeding pending or, to the Knowledge of the Company, threatened in writing with respect to any material Taxes or Tax Returns of the Company or any Company Subsidiary, or (ii) deficiency for material Taxes that has been assessed by any Governmental Entity against the Company or any Company Subsidiary and that has not been fully satisfied by payment, in each case, except, solely with respect to any such claim, litigation, audit, examination, investigation, or other Proceeding arising after the date hereof, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e)  Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to a material amount of Tax assessment or deficiency.
(f)  Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.
(g)  None of the Company or any Company Subsidiary (i) is a party to or bound by any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and the Company Subsidiaries), (ii) is currently or has ever been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return or (iii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor or otherwise by operation of Law.
(h)  There are no Liens in respect of or on account of material Taxes upon any property or assets of the Company or any Company Subsidiary, other than Permitted Liens.

(i)  No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary does not already file Tax Returns of a particular type or pay any particular type of Tax that the Company or any Company Subsidiary is or may be required to file such Tax Returns or pay such Tax in such jurisdiction.
(j)  Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes, and there is no such request outstanding relating to any of the foregoing.
(k)  Neither the Company nor any Company Subsidiary has participated in any "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Law) or has been required to disclose any information pursuant to Part 7 of the United Kingdom Finance Act 2004 or Schedule 17 of the United Kingdom Finance (No. 2) Act 2017 (or any similar legislation in the jurisdiction in which it is established).
(l)  Neither the Company nor any Company Subsidiary will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring on or prior to the Closing Date, (ii) a prepaid amount received (or deferred revenue recognized) or paid, on or prior to the Closing Date, or (iii) an election under Section 108(i) of the Code (or any similar provision of U.S. state or local or non-U.S. Law).
(m)  The Company and each Company Subsidiary is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.  To the Knowledge of the Company, neither the Company nor any Company Subsidiary has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n)  The Company has not, for any taxable year since its formation, been a "passive foreign investment company" within the meaning of Section 1297(a) of the Code.
(o)  Neither the Company nor any Company Subsidiary (i) has made an election to defer the payment of any "applicable employment taxes" (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) has made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020 or (iii) has applied for a loan under 15 U.S.C. 636(a)(36).

(p)  No Company Subsidiary has been (or elected to be treated as) at any time during the five (5) year period ending on the Closing Date, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.
(q)  Neither the Company nor any Company Subsidiary is a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code and is not subject to Section 7874(b) of the Code.
(r)  Neither the Company nor any Company Subsidiary has received any notice from any Tax authority in any jurisdiction that its transactions with any of its related parties are not in compliance with transfer pricing rules in such jurisdiction.
(s)  Neither the Company nor any Company Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the acquisition of Company Common Stock pursuant to the Offer and the Merger, taken together, from qualifying for the Intended Tax Treatment.
(t)  The entry into, and the consummation of, this Agreement will not give rise to any material actual Tax liability in respect of any actual or deemed income, profit or gain of the Company or any Company Subsidiary.
(u)  In respect of all documents which establish or are necessary to establish the title of the Company or any Company Subsidiary to any asset, or by virtue of which the Company or any Company Subsidiary has any right, all applicable stamp duties or registration charges or similar duties or charges have been duly paid.
Section 3.13.  Litigation; Orders.  As of the date hereof, there are no Proceedings pending or, to the Company's Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.
Section 3.14.  Intellectual Property.  (a)  Section 3.14(a) of the Company Disclosure Letter contains a true and complete list of all registrations or application for registration included in the Owned Intellectual Property, specifying as to each such item, as applicable (i) the name or title of such item, (ii) the record owner of such item, (iii) each jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (iv) the respective issuance, registration, or application number of such item and (v) the date of application and issuance or registration of such item.
(b)  Except as would not be material to the Company or any Company Subsidiary: (i) the Company or a Company Subsidiary is the sole and exclusive legal and beneficial owner of all Owned Intellectual Property and holds all right, title and interest in and to such Owned Intellectual Property and its rights under any and all Licensed Intellectual Property, in each case, free and clear of all Liens (other than Permitted

Liens); and (ii) the Company and each Company Subsidiary is the sole and exclusive owner of all Intellectual Property developed or created for or on behalf of the Company or such Company Subsidiary by former and current employees, independent contractors and other Persons.
(c)  Except as would not be material to the Company or any Company Subsidiary: (i) the Company and the Company Subsidiaries' rights in the Owned Intellectual Property are valid, subsisting and enforceable; (ii) none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part; (iii) there exist no restrictions on the Company or any Company Subsidiary's disclosure, use, license or transfer of the Owned Intellectual Property; and (iv) the consummation of the Transactions will not alter, encumber, impair or extinguish any Owned Intellectual Property or any of the Company or the Company Subsidiaries' rights under any Licensed Intellectual Property.
(d)  Except as would not be material to the Company or any Company Subsidiary: (i) the Company and each Company Subsidiary owns all right, title and interest in, or otherwise has a valid, enforceable and sufficient right to use all Intellectual Property used or held for use in, or otherwise necessary to conduct the business of the Company and each Company Subsidiary as currently conducted by the Company and each Company Subsidiary; (ii) neither the Company nor any Company Subsidiary is currently infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated any Intellectual Property of any third party; (iii) to the Company's Knowledge, no third party has infringed, misappropriated or otherwise violated or is currently infringing, misappropriating or otherwise violating any Company Intellectual Property; and (iv) there are no actions, suits, claims or proceedings pending or threatened that (A) challenge or question the Company's or any Company Subsidiary's ownership or right to use any Owned Intellectual Property or (B) assert infringement, misappropriation or violation by the Company or any Company Subsidiary of any Intellectual Property of a third party.
(e)  Except as would not be material to the Company or any Company Subsidiary: (i) the Company and the Company Subsidiaries have implemented commercially reasonable policies and have taken commercially reasonable steps necessary to maintain, protect and enforce their rights in the Owned Intellectual Property, including payment of all applicable maintenance fees and steps necessary to protect and preserve the confidentiality of all trade secrets and other confidential information included in the Owned Intellectual Property; and (ii) to the Company's Knowledge, no employees, independent contractors or other Persons have disclosed any of the trade secrets or other confidential information included in the Owned Intellectual Property.
(f)  Except as would not be material to the Company or any Company Subsidiary: (i) the IT Systems are fully functional and operate and perform in accordance with their documentation and functional specifications and otherwise in a manner that permits the Company and each Company Subsidiary to conduct its business as currently conducted; (ii) the Company and each Company Subsidiary have taken all reasonable steps to protect the confidentiality, integrity and security of the IT Systems used in connection with the conduct of the business of the Company and any Company Subsidiary from Contaminants and from any unauthorized use, access, interruption, modification or corruption, including commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures; and (iii) to the Company's Knowledge, there has been no unauthorized access, use, intrusion, interruption, modification, breach or failure of the Company or any Company Subsidiary's IT Systems, and the data and information which they store or process has not been corrupted or accessed without the Company's or any Company Subsidiary's authorization.  As used herein, "Contaminants" means any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users.
(g)  Except as would not be material to the Company or any Company Subsidiary: (i) the Company and each Company Subsidiary complies with, and has at all times complied with, (A) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, security, data protection and the collection, retention, processing, storage, transfer, protection and use of Personal Information collected, used or held for use by the Company or any Company Subsidiary and (B) all Contracts under which the Company or any Company Subsidiary is a party to or bound by relating to privacy, security, data protection and the collection, retention, processing, storage, transfer, protection and use of Personal Information collected, used or held for use by the Company or any Company Subsidiary (collectively, "Privacy Obligations"); (ii) no Personal Information has been collected, used, stored or otherwise processed, transferred or disclosed by the Company or any Company Subsidiary in violation of any Privacy Obligations; (iii) no action is pending or, to the Company's Knowledge, threatened against the Company or any Company Subsidiary alleging a violation of any Privacy Obligation; and (iv) the consummation of the Transactions will not breach or otherwise cause any violation by the Company or any Company Subsidiary of any Privacy Obligation of the Company or such Company Subsidiary.
Section 3.15.  Real Property; Assets.  Neither the Company nor any Company Subsidiary owns any real property.  Section 3.15 of the Company Disclosure Letter sets forth a list, as of the date hereof, of Contracts pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property that is material to the Company or its Subsidiaries, in each case, other than Contracts for ordinary course arrangements at "shared workspace" or "coworking space" facilities that are not material (such Contracts, "Company Leases").  Neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any portion thereof.  Each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default of a material nature on the part of the Company or, if applicable, any Company Subsidiary or, to the Company's Knowledge, the landlord thereunder exists with respect to any Company Lease.  The Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted, free and clear of all Liens, other than Permitted Liens.  The Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.
Section 3.16.  Material Contracts.  (a)  Except for this Agreement, Section 3.16 of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 3.16 under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise), or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Company Benefit Plans listed on Section 3.10(a) of the Company Disclosure Letter (any Contracts of the type described in this Section 3.16 (other than this Agreement), whether or not set forth on Section 3.16 of the Company Disclosure Letter, being referred to herein as a "Material Contract"):
(i)  each Contract that limits in any material respect the freedom of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Acceptance Time) to compete or engage in any line of business or geographic region or with any Person, or sell, supply or distribute any product or service or that otherwise has the effect of restricting the Company, the Company Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Acceptance Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;
(ii)  each Contract that limits the freedom of the Company or any Company Subsidiary to negotiate or, except for provisions requiring notice or consent to assignment by the counterparty thereto, consummate any of the Transactions;
(iii)  any material partnership, joint venture, strategic alliance, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries) or similar material Contract;
(iv)  each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including "earnout" or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of $1,000,000;
(v)  each Contract that gives any Person the right to acquire any assets of the Company or any Company Subsidiary after the date hereof with consideration of more than $1,000,000;

(vi)  any settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Acceptance Time);
(vii)  any Contract pursuant to which the Company or any Company Subsidiary grants or obtains any license, sublicense, right to use or other grant of rights with respect to, or covenant not to be sued under, any Intellectual Property (other than (A) any Contracts granting rights to use commercially available off-the-shelf software or hardware having an annual cost of less than $250,000 and (B) non-exclusive licenses entered into with customers in the ordinary course of business);
(viii)  each Contract not otherwise described in any other subsection of this Section 3.16 pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive, payments in excess of $1,000,000 in the twelve (12) month period following the date hereof;
(ix)  any Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $1,000,000;
(x)  each Contract that is a Material Customer Agreement or a Material Supplier Agreement;
(xi)  each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Acceptance Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;
(xii)  each Contract that contains any exclusivity rights or "most favored nations" provisions or minimum use, supply or display requirements that are binding on the Company or its affiliates (including Parent and its affiliates after the Acceptance Time);
(xiii)  each non-ordinary course Contract that contains any material indemnification obligations by the Company or any Company Subsidiary;
(xiv)  each Company Lease;
(xv)  any Contracts with any employees, directors, independent contractors or consultants providing for severance, change in control, transaction or retention bonuses or payments;

(xvi)  any Contracts that are collective bargaining or similar agreements with any labor or trade union, works council or other employee representative body;
(xvii)  each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Company or the Company Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $1,000,000 or relating to any Liens on the assets of the Company or any Company Subsidiary;
(xviii)  each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements);
(xix)  each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than five percent (5%) of the number or voting power of the shares of Company Common Stock or any of their respective "associates" or "immediate family" members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate, beneficial owner, associate or immediate family member; and
(xx)  any Contract not otherwise described in any other subsection of this Section 3.16 that would constitute a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.
(b)  True and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent or publicly filed with the SEC prior to the date hereof.  Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the Company's Knowledge, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company's Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.
(c)  Neither the Company nor any Company Subsidiary is a party or sub-supplier to a party to any Company Government Contract.
Section 3.17.  Environmental Matters.  Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) there has been no Release of any Hazardous Substances on any of the properties currently or formerly owned, occupied or operated by, or otherwise arising from the operations of, the Company or any Company Subsidiary or any other party with respect to which the Company or any Company Subsidiary has assumed liability, (c) none of the Company Vessels have been operated in violation of any Environmental Law, (d) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations, and (e) neither the Company nor any Company Subsidiaries have assumed or retained by contract or operation of Law any obligation regarding any other Person's compliance with Environmental Laws or liability for Hazardous Substances that could reasonably be expected to result in liability.  As of the date hereof, no Proceeding is pending, or to the Company's Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability, costs or obligations arising under any Environmental Law upon the Company or any Company Subsidiary.
Section 3.18.  Customers; Suppliers; Government Entities.  (a)  Section 3.18(a) of the Company Disclosure Letter sets forth a list of the top ten (10) customers of the Company and the Company Subsidiaries that have a Contract with the Company or a Company Subsidiary based on revenue for the last twelve (12) months ended March 31, 2023 (each, a "Material Customer" and each such contract, a "Material Customer Agreement").  As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or that such Material Customer intends to terminate or materially and adversely modify existing Contracts with the Company or the Company Subsidiaries.
(b)  Section 3.18(b) of the Company Disclosure Letter sets forth a list of the suppliers and vendors of the Company and the Company Subsidiaries with whom the Company and the Company Subsidiaries have spent at least $5,000,000 during the last twelve (12) months ended March 31, 2023 (each, a "Material Supplier" and each Contract pursuant to which the Company or a Company Subsidiary paid those amounts to the applicable Material Supplier, a "Material Supplier Agreement").  As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Supplier that such supplier shall not continue as a supplier to the Company or that such supplier intends to terminate or materially and adversely modify existing Contracts with the Company or the Company Subsidiaries.
Section 3.19.  Ownership and Maintenance of Vessels.  (a)  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or any Company Subsidiary has good and marketable title to the wind turbine installation vessels listed in Section 3.19(a) of the Company Disclosure Letter (the

"Company Vessels"), in each case free and clear of all Liens except for Permitted Liens and no such vessel or any related asset is leased under a bareboat charter from an owner that, to the Company's Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company Vessels have been maintained consistent at least to a standard in accordance with general practice in the offshore wind industry and are in a lawful, good and safe operating condition and repair state, subject to ordinary wear and tear, operationally seaworthy, fit for service, free from material defects and capable of doing the work for which they were designed.  No material maintenance or repair work is currently planned or needed in order for the Company Vessels to continue to work in such lawful, good and safe operating condition and repair state, and to continue to be fit for service.  There are no outstanding vessel modifications or capital alterations required to enable the Company Vessels to fully perform and operate in accordance with the requirements of their respective charters.
(b)  Each Company Vessel has valid national and international certificates as well as trading certificates required for the activities of the Company Vessel and its periodic and continuous classification survey cycles are up to date and free from any overdue material conditions affecting class.  Each Company Vessel is duly registered in the applicable ship registry.
(c)  Except as disclosed in Section 3.19(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has entered into any bareboat charter party or any agreement for the transfer of title of any Company Vessel.  Neither the Company nor any Company Subsidiary has any interest in any vessels other than the Company Vessels and the two vessels ordered with Daewoo Shipbuilding and Marine Engineering.
(d)  No Company Vessel is subject to (i) requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture, or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title; (ii) any actual, constructive, compromised, agreed, or arranged total loss, as applicable, including such loss as may arise during a requisition for hire; (iii) any hijacking, piracy, theft, capture, detention, confiscation, forfeiture, seizure, condemnation, arrest, restraint, or disappearance which deprives the Company or a Company Subsidiary (as applicable) of the use of such Company Vessel; or (iv) any requisition for hire, and no Company Vessel has been subject to such events within the last three (3) years.
(e)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Vessels are operating in compliance with all applicable maritime regulation and guidelines (including such adopted by the International Maritime Organization), Law, and the regulation and guidelines of the Company Vessels' flag states as well as the coastal state of the maritime zones, ports, and other areas in which or out of which the

Company Vessels are operating, and all Company Vessels have operated in such manner over the past three (3) years.
(f)  Over the past three (3) years, none of the Company Vessels have operated with a disabled automatic identification tracking system.
(g)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, over the past three (3) years, the Company Vessels have operated in full compliance and satisfaction with all performance warranties under each of their respective Contracts, and there are no pending, active, or unsettled claims against the Company Vessels, the Company, or any Company Subsidiary under any Contracts (including as a result of off-hire, breach of performance warranty, repair, indemnity, or otherwise) except as otherwise disclosed.
(h)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, each Company Subsidiary and each Company Vessel have complied with all applicable regulations under the International Safety Management Code and the International Ship and Port Facilities Security Code.
Section 3.20.  Insurance.  (a)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect, are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (ii) all premiums due thereunder have been paid.
(b)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and/or the Company Subsidiaries, as applicable, have in respect of the Company Vessels taken out all insurance policies required by Law, or which are otherwise required pursuant to the Material Contracts, and each such insurance policy is in full force and effect and is valid and enforceable and all premiums due thereunder have been paid.  Neither the Company nor any Company Subsidiary has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.
(c)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary (i) have been met with claims in respect of which insurance coverage has been denied, and (ii) there has been no breach of the terms of any insurance policies of the Company or any Company Subsidiary that would entitle insurers to decline in full any material outstanding claim made under the insurance policies or to terminate any such policy.
Section 3.21.  Information Supplied.  The information relating to the Company and the Company Subsidiaries, to the extent supplied by or on behalf the Company and the Company Subsidiaries, to be contained in, or incorporated by reference in, the Registration Statements, the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) will not, at the time the Registration Statements (and any amendments or supplements thereto) are filed with the SEC, are declared effective by the SEC, are first mailed to Company Stockholders, on the date the Offer Documents and the Schedule 14D-9 are first mailed to the Company Stockholders or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statements, the Offer Documents or the Schedule 14D-9, which information or statements were not supplied by or on behalf of the Company.
Section 3.22.  Opinion of Financial Advisor.  The Company Board of Directors has received an opinion of Perella Weinberg Partners LP  ("PWP") to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, matters and limitations set forth therein, the Exchange Ratio in the Offer pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock.
Section 3.23.  State Takeover Statutes; Anti-Takeover Laws.  Assuming the accuracy of Parent's representations and warranties set forth in Section 4.15, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions (including, for the avoidance of doubt, the Tender and Support Agreements), Article K of the Company's articles of incorporation and any similar provisions in the Company Governing Documents or any other Takeover Statute.  The Company has no rights plan, "poison-pill" or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.
Section 3.24.  Related Party Transactions.  Except as set forth in the Company SEC Documents, there are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC that are not so disclosed.
Section 3.25.  Finders and Brokers.  Other than PWP, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon the consummation of the Offer and the Merger.
Section 3.26.  No Other Representations.  Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, any of its Representatives or any other Person makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company's Representatives in certain "data rooms" or management presentations in expectation of the Transactions, or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV.  Without limiting the generality of the foregoing, the Company acknowledges that, except as may be expressly provided in Article IV, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to the Company, any of its Representatives or any other Person.
ARTICLE IV
Representations and Warranties
of Parent
Except as disclosed in (x) any publicly available Parent Filing Document filed or furnished since January 1, 2021 and prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions "risk factors," "forward looking statements" or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the "Parent Disclosure Letter") (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV to which the relevance of such disclosure is reasonably apparent on its face), Parent represents and warrants to the Company as set forth below.
Section 4.01.  Qualification, Organization, Subsidiaries, etc.  Parent is a legal entity duly organized, validly existing and in good standing (where the concept of good standing exists) under the Laws of its jurisdiction of organization.  Except as would not be material to Parent and Parent Subsidiaries, taken as a whole, each Parent Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization.  Each of Parent and the Parent Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  Each of Parent and the Parent Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Offer prior to the Outside Date, and to consummate the other Transactions, including the Merger.  The Parent's certificate of incorporation and articles of association as amended to the date hereof (the "Parent Governing Documents") are in full force and effect and Parent is not in violation of the Parent Governing Documents.  The Parent has made available to the Company prior to the date hereof complete and accurate copies of the Parent Governing Documents.  All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Permitted Liens.  Section 4.01 of the Parent Disclosure Letter sets forth a true and complete list of the name of each Parent Subsidiary and its jurisdiction of organization.  Other than the Parent Subsidiaries set forth on Section 4.01 of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary owns any equity or other economic interest in any other Person.
Section 4.02.  Capitalization.  (a) The issued share capital of Parent consists of 197,600,000 Parent Shares of a nominal value of DKK 1 per share.  As of the date of this Agreement (the "Parent Capitalization Date"): (i) 197,600,000 Parent Shares were issued and outstanding, (ii) no Parent Shares were held in Parent's treasury, (iii) Parent Options granted under Parent Equity Plans to purchase 121,253 Parent Shares with an exercise price of NOK 36.02 and 554,299 Parent Shares with an exercise price of NOK 40.24 were outstanding, and (iv) Parent RSU Awards granted under Parent Equity Plans covering 516,453 Parent Shares were outstanding, (v) 39,520,000 Parent Shares may be issued in the future by Parent's board of directors pursuant to current authorizations set out in the Parent Governing Documents with or without preemptive rights, (vi) 5,000,000 Parent Shares may be issued in the future by Parent's board of directors pursuant to current authorizations set out in the Parent Governing Documents pursuant to Parent Equity Plans and (vii) 1,185,600 Parent Options are to be issued in the month following the announcement of this Agreement pursuant to the Parent Equity Plans as set out in Section 4.02(a) of the Parent Disclosure Letter.  All of the outstanding Parent Shares are, and all Parent Shares reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid and free of preemptive rights other than as set out in the Danish Companies Act and in Parent's Governing Documents.
(b)  Except as set forth in Section 4.02(a)(i) and other than the Parent Shares that have become outstanding after the Parent Capitalization Date that were authorized for issuance as set forth in Section 4.02(a), as of the date hereof: (i) Parent does not have any shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent or any Parent Subsidiary is a party or is otherwise bound obligating Parent or any Parent Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares or other equity interests of Parent or any Parent Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly owned or in any other Person.  There are no outstanding obligations of the Parent or any Parent Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any shares or other equity interests of the Parent or any Parent Subsidiary other than as set out in the Danish Companies Act and in Parent's Governing Documents.
(c)  Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Parent Shareholders on any matter.
(d)  There are no voting trusts or other agreements, commitments or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interests of Parent or any Parent Subsidiary except as set forth in Section 4.02(d) of the Parent Disclosure Letter.
Section 4.03.  Corporate Authority.  (a)  Parent has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Merger subject to satisfaction of the conditions set out herein.  The execution and delivery of this Agreement and the Tender and Support Agreements and the consummation of the Transactions and the transactions contemplated by the Tender and Support Agreements have been duly and validly authorized by all necessary corporate action of Parent and no other corporate proceedings (pursuant to the Parent Governing Documents or otherwise) on the part of Parent are necessary to authorize the consummation of, and to consummate, the Transactions or the transactions contemplated by the Tender and Support Agreements, except for (i) the Parent Shareholder Approval, (ii) the resolution by the Parent Board of Directors to exercise the authorization provided by such Parent Shareholder Approval to carry out the Parent Share Issuance (provided that the Auditor Valuation Statement has been provided prior to such resolution), (iii) confirmation by the DBA to register the capital increase in connection with the Parent Share Issuance, (iv) the nomination by Parent's shareholder-elected nomination committee of the two new board members including the vice chairman to be proposed by the Company for election to the Parent's Board of Directors immediately following the Acceptance Time, and (v) with respect to the Merger, for the filing of the Articles of Merger with the Marshall Island Registrar of Corporations.

(b)  The affirmative vote of a minimum of two thirds (2/3) of votes cast by the total Parent Shares represented at the Parent Shareholder Meeting approving an authorization to be given to the Parent's Board of Directors to effect the Parent Share Issuance, including, for the avoidance of doubt, to resolve the share capital increase in connection with the Parent Share Issuance, is required in connection with the consummation of the Offer as well as to amend Parent's articles of association to prohibit more than six (6) board members and to allow a vice chairman to be elected to the board of directors of Parent by the general shareholders meeting and is the only vote of the Parent Shareholders necessary to effect this Agreement, or to approve the Offer, the Merger or the other Transactions (the "Parent Shareholder Approval").
(c)  On or prior to the date hereof, at a meeting duly called and held, the Parent Board of Directors unanimously adopted resolutions (i) determining that the terms of this Agreement and the Transactions, including the Offer and the Merger and the Parent Share Issuance, are advisable and fair to, and in the best interests of the Parent Shareholders, (ii) determining that it is in the best interests of Parent and the Parent Shareholders and declaring it advisable to enter into this Agreement and the Transactions contemplated hereby (including the Parent Share Issuance), (iii) approving the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein and (iv) determining to make the Parent Board Recommendation.
(d)  This Agreement has been duly and validly executed and delivered by Parent and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.
Section 4.04.  Governmental Consents; No Violation.  (a)  Other than in connection with or in compliance with (i) the BCAMI, (ii) the filing of the Registration Statements, the Offer Documents and the Schedule 14D-9 with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statements, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and "blue sky" laws, (vi) any requisite clearances or approvals under any applicable requirements of any applicable Antitrust Laws and (vii) any applicable requirements of the DFSA, the DBA, any other competent financial supervisory authority in the EEA or the Oslo Stock Exchange and (viii) any mandatory notification to, or application for approval from, any Governmental Entity under any applicable Foreign Investment Law, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (A) a Parent Material Adverse Effect or (B) a material adverse effect on the ability of Parent to consummate the Offer prior to the Outside Date, and to consummate the other Transactions, including the Merger.

(b)  The execution and delivery by Parent of this Agreement do not, and, except as described in Section 4.04(a)(i), or set forth in Section 4.04(b) of the Parent Disclosure Letter, the consummation of the Transactions and compliance with the provisions hereof (and, in the case of Section 4.04(b)(ii)(A) and Section 4.04(b)(iii) only, the consummation of the transactions contemplated by the Tender and Support Agreements) will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or to which any of them are a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) the Parent Governing Documents or (B) the organizational or governing documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii) any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of Parent to consummate the Offer prior to the Outside Date, and to consummate the other Transactions, including the Merger.
Section 4.05.  Reports and Financial Statements.  (a) Parent has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the DFSA and the DBA since January 1, 2021 (as amended and supplemented from time to time, the "Parent Filing Documents"), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the DFSA and the DBA and, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed pursuant to guidance promulgated by the DFSA and the DBA, and none of the Parent Filing Documents contained (or, with respect to the Parent Filing Documents filed after the date hereof and prior to the Effective Date, will contain) any untrue statement of a material fact or omitted (or, with respect to the Parent Filing Documents filed after the date hereof and prior to the Effective Date, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the DFSA and the DBA with respect to any of the Parent Filing Documents, and, to the Parent's Knowledge, none of the Parent Filing Documents is the subject of an ongoing DFSA or DBA review or investigation.
(b)  The consolidated financial statements (including all related notes and schedules) of Parent and any Parent Subsidiary included in the Parent Filing Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of Parent and any Parent Subsidiary, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).  None of the Parent Subsidiaries is required to file periodic reports with the DFSA or the DBA.
Section 4.06.  Internal Controls and Procedures.  Parent has established and maintains disclosure controls and procedures and internal control over financial reporting as required by Danish law.  Since January 1, 2021, neither Parent nor any Parent Subsidiary or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Parent or any Parent Subsidiary, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in unlawful accounting or auditing practices which would constitute a material violation of such accounting or auditing practices.
Section 4.07.  No Undisclosed Liabilities.  Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in Parent's consolidated balance sheet (or the notes thereto) as of December 31, 2022 included in the Parent Filing Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case, in the ordinary course of business consistent with past practice since December 31, 2022 (other than any liability for any material breaches of Contracts), (c) as expressly required or contemplated by this Agreement or resulting from the Transactions and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.08.  Absence of Certain Changes or Events.  From December 31, 2022 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.09.  Compliance with Law; Permits.  (a)  Parent and each Parent Subsidiary are and have been since January 1, 2021 in compliance with and not in default under or in violation of any Laws (including Environmental Laws and employee benefits and labor Laws) applicable to Parent, such Subsidiary or any of their respective properties or assets, except where such noncompliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)  Parent and each Parent Subsidiary are, and since January 1, 2021 have been, in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the "Parent Permits"), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.
(c)  Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2021, neither the Parent nor any Parent Subsidiary, in connection with the business of the Parent or any Parent Subsidiary, or, to the Parent's Knowledge, any other third party (including the Parent's or the Parent Subsidiaries' respective Representatives) acting on behalf of the Parent or any Parent Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another company or entity in the course of their business dealings with the Parent or any Parent Subsidiary, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.
(d)  Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2021, neither the Parent nor any Parent Subsidiary has been subject to any actual, pending, or, to the Parent's Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, Proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Parent or any Parent Subsidiary in any way relating to applicable Anti-Corruption Laws.  The Parent has established and maintains a compliance program and reasonable internal controls and procedures appropriate to the requirements of applicable Anti-Corruption Laws.
(e)  Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2021, Parent and the Parent Subsidiaries have at all times conducted their businesses in all respects in accordance with United States economic sanctions Laws administered by the OFAC and all other applicable Import Restrictions and Export Controls in any countries in which any of Parent and the Parent Subsidiaries conduct business.  Since January 1, 2021, Parent and the Parent Subsidiaries have maintained in all material respects all records required to be maintained in the Parent's and the Parent Subsidiaries' possession as required under the Import Restrictions and Export Controls.
(f)  Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, since January 1, 2021, neither the Parent nor any Parent Subsidiary has sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products to any destination, entity, or Person prohibited by the Laws of the United States or any other country, without obtaining prior authorization from the competent Governmental Entities as required by those Laws.
(g)  Neither the Parent nor any Parent Subsidiary, nor any director or officer thereof, nor, to the Parent's Knowledge, any agent, employee or affiliate of the Parent or any Parent Subsidiary: (x) is, or is controlled or 50% or more owned by, one or more Restricted Parties or (y) has, since January 1, 2021, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties in violation of applicable Law or countries subject to economic or trade sanctions in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions, Export Controls or any similar Law.  Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, neither the Parent nor any Parent Subsidiary is subject to any pending or, to the Parent's Knowledge, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity.  Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, neither the Parent nor any Parent Subsidiary has, since January 1, 2021, received any written notice of potential violations of Export Controls, Import Restrictions or other Laws covering export or import controls, trade embargoes or economic sanctions from OFAC or any other Governmental Entity or made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could result in any material enforcement action being taken or any material penalty being imposed by a Governmental Entity against the Parent or any Parent Subsidiary.
(h)  Parent is in compliance in all material respects with the applicable listing and other rules and regulations of the Oslo Stock Exchange.
Section 4.10.  Litigation; Orders.  As of the date hereof, there are no Proceedings pending or, to Parent's Knowledge, threatened against Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries, taken as a whole.
Section 4.11.  Ownership and Maintenance of Vessels.  (a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or any Parent Subsidiary has good and marketable title to the wind turbine installation vessels listed in Section 4.11(a) of the Parent Disclosure Letter (the "Parent Vessels"), in each case free and clear of all Liens except for Permitted Liens and no such vessel or any related asset is leased under a bareboat charter from an owner that, to Parent's Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.  Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Vessels have been maintained consistent at least to a standard in accordance with general practice in the offshore wind industry and are in a lawful, good and safe operating condition and repair state, subject to ordinary wear and tear, operationally seaworthy, fit for service, free from material defects and capable of doing the work for which they were designed.  No material maintenance or repair work is currently planned or needed in order for the Parent Vessels to continue to work in such lawful, good and safe operating condition and repair state, and to continue to be fit for service.  Except as disclosed in Section 4.11(a) of the Parent Disclosure Letter, there are no outstanding vessel modifications or capital alterations required to enable the Parent Vessels to fully perform and operate in accordance with the requirements of their respective charters.
(b)  Each Parent Vessel has valid national and international certificates as well as trading certificates required for the activities of the Parent Vessel and its periodic and continuous classification survey cycles are up to date and free from any overdue material conditions affecting class.  Each Parent Vessel is duly registered in the applicable ship registry.
(c)  Except as disclosed in Section 4.11(c) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has entered into any bareboat charter party or any agreement for the transfer of title of any Parent Vessel.  Neither Parent nor any Parent Subsidiary has any interest in any vessels other than the Parent Vessels.
(d)  No Parent Vessel is subject to (i) requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture, or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title; (ii) any actual, constructive, compromised, agreed, or arranged total loss, as applicable, including such loss as may arise during a requisition for hire; (iii) any hijacking, piracy, theft, capture, detention, confiscation, forfeiture, seizure, condemnation, arrest, restraint, or disappearance which deprives Parent or a Parent Subsidiary (as applicable) of the use of such Parent Vessel; or (iv) any requisition for hire, and no Parent Vessel has been subject to such events within the last three (3) years.
(e)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Vessels are operating in compliance with all applicable maritime regulation and guidelines (including such adopted by the International Maritime Organization), Law, and the regulation and guidelines of the Parent Vessels' flag states as well as the coastal state of the maritime zones, ports, and other areas in which or out of which the Parent Vessels are operating, and all Parent Vessels have operated in such manner over the past three (3) years.

(f)  Over the past three (3) years, none of the Parent Vessels have operated with a disabled automatic identification tracking system.
(g)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, over the past three (3) years, the Parent Vessels have operated in full compliance and satisfaction with all performance warranties under each of their respective Contracts, and there are no pending, active, or unsettled claims against the Parent Vessels, the Parent, or any Parent Subsidiary under any Contracts (including as a result of off-hire, breach of performance warranty, repair, indemnity, or otherwise) except as otherwise disclosed.
(h)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent, each Parent Subsidiary and each Parent Vessel have complied with all applicable regulations under the International Safety Management Code and the International Ship and Port Facilities Security Code.
Section 4.12.  Information Supplied.  The information relating to Parent and the Parent Subsidiaries, to the extent supplied by or on behalf of Parent and the Parent Subsidiaries, to be contained in, or incorporated by reference in, the Registration Statements, the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) will not, at the time the Registration Statements (and any amendments or supplements thereto) are filed with the SEC, are declared effective by the SEC, are first mailed to Company Stockholders, on the date the Offer Documents and the Schedule 14D-9 are first mailed to the Company Stockholders or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.  The Registration Statements and the Offer Documents will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Registration Statements, the Offer Documents or the Schedule 14D-9, which information or statements were not supplied by or on behalf of Parent.
Section 4.13.  Valid Issuance.  Subject to the Parent Shareholder Approval and the resolution by the Parent Board of Directors (after receipt of the Auditor Valuation Statement) to effect the Parent Share Issuance (which resolution shall be adopted by the Parent Board of Directors within (5) Business Days from receipt of the Auditor Valuation Statement), the Parent Shares to be issued as Offer Consideration pursuant to the terms hereof (including those Parent Shares underlying ADSs), when issued and registered with the DBA as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, restrictions created by any Company Stockholder and customary limitations applicable to American depositary receipt programs as contemplated by Section 1.01(g)(iii)) will be free of restrictions on transfer.
Section 4.14.  Finders and Brokers.  Other than DNB Bank ASA and Pareto Securities AS, neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon the consummation of the Offer and the Merger.
Section 4.15.  Stock Ownership.  Parent is not, nor at any time for the past three (3) years has been, an "interested shareholder" of the Company as such term is defined in Article K of the Company's articles of incorporation.  Neither Parent nor any Parent Subsidiary directly or indirectly owns as of the date hereof, nor at any time in the past three (3) years through the date hereof has directly or indirectly owned, any shares of Company Common Stock.
Section 4.16.  Tax Matters.  (a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, and the financial statements of Parent and the Parent Subsidiaries reflect adequate reserves, in accordance with IFRS, for all Taxes accrued but not yet paid by Parent or any Parent Subsidiary as of the date thereof;
(b)  There is no (i) claim, litigation, audit, examination, investigation or other Proceeding pending or, to the Knowledge of Parent, threatened in writing with respect to any material Taxes or Tax Returns of Parent or any Parent Subsidiary, or (ii) deficiency for material Taxes that has been assessed by any Governmental Entity against Parent or any Parent Subsidiary and that has not been fully satisfied by payment, in each case, except, solely with respect to any such claim, litigation, audit, examination, investigation, or other Proceeding arising after the date hereof, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(c)  None of Parent or any Parent Subsidiary has any liability for material Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law) or as transferee or successor or otherwise by operation of Law;
(d)  Neither Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes, except as set forth in Section 4.16(d) of the Parent Disclosure Letter;
(e)  Neither Parent nor any Parent Subsidiary has participated in any "listed transaction" within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Law) or has been required to disclose any information pursuant to Part 7 of the United Kingdom Finance Act 2004 or Schedule 17 of the United Kingdom Finance (No. 2) Act 2017 (or any similar legislation in the jurisdiction in which it is established); and
(f)  Neither Parent nor any Parent Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the acquisition of Company Common Stock pursuant to the Offer and the Merger, taken together, from qualifying for the Intended Tax Treatment.
Section 4.17.  Related Party Transactions.  Except as set forth in the Parent Filing Documents, there are no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC if Parent was subject thereto and that are not disclosed in the Parent Filing Documents.
Section 4.18.  Employee Benefit Plans.
(a)  For purposes of this Agreement, "Parent Benefit Plan" means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, in each case, that is sponsored, administered, maintained, entered into or contributed to (or required to be contributed to) by Parent or any Parent Subsidiary for the benefit of current or former employees, directors, individual independent contractors or consultants (or any dependent or beneficiary thereof) of the Parent or any Parent Subsidiary.
(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each of the Parent Benefit Plans has been operated and administered in accordance with its terms and in compliance with applicable Law and all contributions or other material amounts payable by the Parent or the Parent Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with IFRS and (ii) there are no pending, or to the Parent's Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.
Section 4.19.  No Other Representations.  Except for the representations and warranties contained in Article III, Parent acknowledges that none of the Company, any of its Representatives or any other Person makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or its Representatives in certain "data rooms" or management presentations in expectation of the Transactions, or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article III.  Without limiting the generality of the foregoing, Parent acknowledges that, except as may be expressly provided in Article III, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Parent, any of its Representatives or any other Person.
ARTICLE V
Covenants Relating to Conduct of Business
Pending the Merger
Section 5.01.  Conduct of Business by the Company Pending the Closing.  The Company agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, except as set forth in Section 5.01 of the Company Disclosure Letter, as specifically permitted or required by this Agreement or the Tender and Support Agreements, as required by applicable Law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company: (a) shall, and shall cause each Company Subsidiary to, use reasonable best efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice, including by (i) preserving intact its and their present business organizations, goodwill and ongoing businesses, (ii) keeping available the services of its and their present officers and other key employees (other than where termination of such services is for cause) (provided that they shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees) and (iii) preserving its and their relationships with customers, suppliers, vendors, licensors, licensees, Governmental Entities and other Persons with whom it and they have material business relations (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice) (it being agreed by the Parties that with respect to the matters specifically addressed by any provision of Section 5.01(b) such specific provisions shall govern over the more general provision of this Section 5.01(a)); and (b) shall not, nor shall the Company permit any Company Subsidiary to:
(i)  amend, modify, waive, rescind, change or otherwise restate the Company's or any Company Subsidiary's articles of incorporation, bylaws or equivalent organizational documents;
(ii)  authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than (A) in the case of the Company, regular cash dividends in the ordinary course of business consistent with past practice in an amount not to exceed $0.01 per share of Company Common Stock per quarter (adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock outstanding after the date hereof) or (B) dividends or distributions made by any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary), or enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its capital stock or other equity interests or securities;
(iii)  split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, or issue or authorize the issuance of any of its capital stock or other equity interests or any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for (A) the acceptance of shares of Company Common Stock as payment for withholding Taxes in respect of Company Equity Awards or (B) any such transaction involving only wholly owned Company Subsidiaries;
(iv)  issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in the capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award under existing Company Equity Plan (except as otherwise required by the express terms of any Company Equity Award or the Company Equity Plan, in each case as in effect as of the date hereof), other than (A) issuances of Company Common Stock in respect of the vesting or settlement of Company Equity Awards outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries, and (C) the transactions set forth in Section 5.01(b)(iv) of the Company Disclosure Letter (subject to the limitations set forth therein);
(v)  except as required by any Company Benefit Plan as in existence as of the date hereof and set forth on Section 3.10(a) of the Company Disclosure Letter, or as required by applicable Law (A) increase the compensation or benefits payable or to become payable to any of its directors, officers, independent contractors, consultants or employees other than merit increases in base compensation or wage rate made to non-officer employees below the vice president level, independent contractors or consultants in the ordinary course of business consistent with past practice not in any event exceeding in the aggregate 5% on an annualized basis, (B) grant to any of its directors, officers, independent contractors, consultants or employees any increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any of its directors, officers, independent contractors, consultants or employees, other than year-end annual cash bonuses payable to employees of the Company Subsidiaries paid in the ordinary course of business consistent with past practice (including with respect to payment timing and the calculation of bonus amounts) after consultation with Parent, up to the amount specified in Section 5.01(b)(v)(2) of the Company Disclosure Letter in the aggregate for all such bonuses, (D) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance and change in control benefits with new hires permitted pursuant to clause (H) below) with any of its directors, officers, independent contractors, consultants or employees, (E) establish, adopt, enter into, amend or terminate any collective bargaining, retention or similar agreement or Company Benefit Plan or recognize any labor or trade union or other labor organization or take any action or knowingly make any omission that results in a material increase in the cost to the Company of maintaining such Company Benefit Plan or the benefits provided thereunder, (F) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan (except as otherwise required by the express terms of such Company Benefit Plan as in effect as of the date hereof), (G) terminate the employment of any employee at the level of vice president or above, other than for cause, (H) hire any new employees, except for non-officer employees at the vice president level and below or (I) transfer any employees into or out of the Company or any Company Subsidiary, or (J) provide any funding for any rabbi trust or similar arrangement;
(vi)  acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or publicly announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or a material portion of the assets of any Person or any business or division thereof (other than pursuant to Contracts for newbuildings in effect on the date of this Agreement), or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries, (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice or (C) capital expenditures in accordance with clause (xii) below;
(vii)  liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company or the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;
(viii)  make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company's wholly owned Company Subsidiaries or (B) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

(ix)  sell, lease, sublease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or otherwise fail to maintain, enforce or protect, or subject to any Lien (other than Permitted Liens), any of its material properties or assets, except (A) dispositions of obsolete or worthless equipment, in the ordinary course of business, (B) nonexclusive licenses under any Owned Intellectual Property entered into in the ordinary course of business with customers of the Company or the Company Subsidiaries, (C) pursuant to transactions solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries, and (D) as set forth in Section 5.01(b)(ix) of the Company Disclosure Letter;
(x)  enter into or become bound by, or amend, modify, terminate or waive any Contract related to the acquisition or disposition or granting of any license with respect to material Intellectual Property, other than amendments, modifications, terminations or waivers in the ordinary course of business, or otherwise encumber any material Intellectual Property (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than non-exclusive licenses of Owned Intellectual Property entered into with customers in the ordinary course of business;
(xi)  (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract of the types referred to in clauses (i), (ii), (iii), (v), (xi), (xii), (xiii) or (xix) of Section 3.16 or any other Material Contract outside of the ordinary course of business consistent with past practice, or (B) (1) materially modify, materially amend, extend or terminate any Material Contract other than any financing agreement or other Contract related to Indebtedness of the Company or any Company Subsidiaries (other than non-renewals occurring in the ordinary course of business) or (2) waive, release or assign any material rights or claims thereunder, in the case of this clause (2) other than in the ordinary course of business consistent with past practice;
(xii)  except in accordance with the Company's capital budget provided to Parent prior to the date hereof, make any capital expenditures, enter into agreements or arrangements providing for capital expenditures or otherwise commit to do so, unless such expenditures cannot prudently be deferred and is required to preserve the safety or seaworthiness of a Company Vessel;
(xiii)  commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any claim, litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any claim, litigation or proceeding that is not brought by Governmental Entities and that: (A) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate $5,000,000 (exclusive of any amounts covered by insurance); (B) does not impose any injunctive relief on the Company and the Company Subsidiaries and does not involve the admission of wrongdoing by the Company, any Company Subsidiary or any of their respective officers or directors or otherwise establish a materially adverse precedent for similar settlements by Parent or any Parent Subsidiaries (including following the Effective Time the Company and the Company Subsidiaries); and (C) does not provide for the license of any Intellectual Property or the termination, modification or amendment of any license of Company Intellectual Property;
(xiv)  make any change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;
(xv)  make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, amend any material Tax Return, file any material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments prior to the date hereof and other than inconsistencies intended to take advantage of changes in Law since the date of the previously filed Tax Return), settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes, enter into any "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local or non-U.S. Law), surrender any right to claim a material refund of Taxes, or, except extensions in connection with extensions of time obtained in the ordinary course of business consistent with past practice for the filing of Tax Returns, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(xvi)  take any action, or knowingly fail to take any action, which action or failure to act would, or would be reasonably expected to, prevent the acquisition of Company Common Stock pursuant to the Offer and the Merger, taken together, from qualifying for the Intended Tax Treatment, provided that nothing herein shall require taking or not taking any action to satisfy the Equity Threshold Condition;
(xvii)  redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries, (B) accrual of interest, drawdowns, premiums, penalties, fees, and expenses under any Material Contract existing as of the date hereof, (C) scheduled payments of

Indebtedness when due; (D) any modifications to the terms of any Indebtedness that are made in the ordinary course of business consistent with past practice, (E) Indebtedness incurred to finance obligations relating to newbuilding contracts in effect on the date of this Agreement, so long as the Company and Parent collaborate in good faith to agree on terms of such Indebtedness reasonably acceptable to both parties, and (F) the Indebtedness described in Section 5.01(b)(xvii) of the Company Disclosure Letter;
(xviii)  enter into any transactions or Contracts with (A) any affiliate (other than any transactions in the ordinary course of business and consistent with past practice pursuant to the Administrative Services Agreement dated as of September 27, 2013 by and between the Company and Scorpio Services Holding Company Ltd., as amended on September 21, 2021) or (B) any other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC, other than the transactions set forth on Section 5.01(b)(xviii) of the Company Disclosure Letter;
(xix)  fail to use commercially reasonable efforts to maintain the Company's insurance policies or comparable replacement policies with respect to the material assets, operations and activities of the Company and the Company Subsidiaries;
(xx)  (A) acquire any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (B) materially modify or amend or exercise any right to renew any Company Lease, or waive any material term or condition thereof or grant any material consents thereunder, (C) grant or otherwise knowingly create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any real property leased by the Company, or any interest therein or part thereof, (D) knowingly commit any waste or nuisance on any such property or (E) make any material changes in the construction or condition of any such property, in the case of each of clauses (B) through (E), other than in the ordinary course of business consistent with past practice;
(xxi)  terminate or modify or waive in any material respect any right under any material Company Permit;
(xxii)  adopt or otherwise implement any stockholder rights plan, "poison-pill" or other comparable agreement;
(xxiii)  create any mortgage or security over any Company Vessel other than in the ordinary course of business or by operation of Law;
(xxiv)  enter into, terminate, rescind or change any time charter party or similar Contract, except for entering into charters on terms (including as to price) no less favorable than market terms, in each case for a period of up to twelve (12) months (inclusive of extension options) (or for any longer period, provided that the minimum average utilization of the relevant Company Vessel pursuant to such charter party is at least 85%);
(xxv)  enter into any agreement for the transfer of title in any Company Vessel or any other vessel except as set forth in Section 5.01(b)(xxv) of the Company Disclosure Letter or carry out any action in respect of the Company Vessel set forth on Section 5.01(b)(xxv)(A) of the Company Disclosure Letter, including a change in the registration thereof, that results in a charge to Tax or crystallizes any deferred Tax with respect to such Company Vessel;
(xxvi)  enter into any bareboat charter party other than bareboat charter parties between or amongst Company and the Company Subsidiaries;
(xxvii)  enter into, terminate, rescind or change any newbuilding contract, except for immaterial amendments that, in each case, do not increase the value of the applicable contract by more than 1%;
(xxviii)  enter into, terminate, rescind or change any financing agreement other than (A) any changes to the terms of any financing agreement that are made in the ordinary course of business consistent with past practice, (B) entering into financing agreements to finance obligations relating to newbuilding contracts in effect on the date of this Agreement, so long as the Company and Parent collaborate in good faith to agree on terms of such Indebtedness reasonably acceptable to both parties, and (C) financing agreements associated with the Indebtedness described in Section 5.01(b)(xxviii) of the Company Disclosure Letter;
(xxix)  subject to Section 5.03 and Section 6.02, take or cause to be taken any action that would reasonably be expected to materially impede or prevent the consummation of the Offer on or before the Outside Date; or
(xxx)  agree or authorize, in writing or otherwise, to take any of the foregoing actions.
Notwithstanding anything herein to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's or the Company Subsidiaries' operations prior to the Effective Time. For the avoidance of doubt, nothing herein shall prohibit the Company and its Company Subsidiaries from commercially, technically and administratively managing the Company Vessels (including the Siren) or other vessels owned by third parties.
Section 5.02.  Conduct of Business by Parent Pending the Closing. Parent agrees that between the date hereof and the earlier of the date of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, except as specifically permitted or required by this Agreement, as required by applicable Law or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each Parent Subsidiary not to, directly or indirectly:

(i)  amend, modify, waive, rescind, change or otherwise restate the Parent Governing Documents (whether by merger, consolidation, operation of law or otherwise) in a manner that would adversely affect the Company Stockholders except as expressly contemplated by this Agreement;
(ii)  authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, stock or other securities of Parent or any Parent Subsidiary), except (A) dividends and distributions paid or made in the ordinary course of business by the Parent Subsidiaries to Parent or any other wholly owned Parent Subsidiary and (B) for transactions that would require an adjustment to the Offer Consideration pursuant to Section 1.01(d) and for which the proper adjustment is made;
(iii)  split, combine, subdivide, reduce or reclassify any of its shares or other equity interests (except for (A) any such transaction involving only wholly owned Parent Subsidiaries and (B) any such transactions that would require an adjustment to the Offer Consideration pursuant to Section 1.01(d) and for which the proper adjustment is made), or issue or authorize the issuance of any of its shares, voting securities or other equity interests or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units (except for (a) issuances of Parent Shares or equity incentive awards authorized for issuance as of the date of this Agreement in connection with any Parent Equity Plan (including the issuance of 1,185,600 Parent Options in the month following announcement of the Agreement) or otherwise required by the express terms of any Parent Equity Plan in effect as of the date hereof or any outstanding awards thereunder, (b) contemplated by the Parent Share Issuance or (c) any such transaction involving only wholly owned Parent Subsidiaries);
(iv)  acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or publicly announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or a material portion of the assets of any Person or any business or division thereof (other than pursuant to Contracts for newbuildings in effect on the date of this Agreement), or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Parent and a wholly owned Parent Subsidiary or solely between wholly owned Parent Subsidiaries, or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;
(v)  enter into any agreement for the transfer of title in any Parent Vessel or any other vessel;

(vi)  liquidate (completely or partially), dissolve or adopt any plan or resolution providing for any of the foregoing, in each case, with respect to Parent or any Parent Subsidiary;
(vii)  take any action, or knowingly fail to take any action, which action or failure to act would, or would be reasonably expected to, prevent the acquisition of Company Common Stock pursuant to the Offer and the Merger, taken together, from qualifying for the Intended Tax Treatment, provided that nothing herein shall require taking or not taking any action to satisfy the Equity Threshold Condition;
(viii)  subject to Section 6.02, take or cause to be taken any action that would reasonably be expected to materially impede or prevent the consummation of the Offer on or before the Outside Date; or
(ix)  agree or authorize, in writing or otherwise, to take any of the foregoing actions.
Section 5.03.  No Solicitation by the Company.  (a) Except as otherwise expressly set forth in this Section 5.03, from and after the date hereof until the earlier of the Acceptance Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, the Company agrees that it shall not, and shall cause the Company Subsidiaries, and its and their respective officers and directors not to, and shall use its reasonable best efforts to cause its and the Company Subsidiaries' other Representatives to not, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing information or taking any other action) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information relating to the Company or any Company Subsidiary in connection with an actual or potential Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal; (iv) fail to publicly make when required under this Agreement, withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, or resolve or agree to take any such action; (v) fail to include the Company Board Recommendation in the Schedule 14D-9; (vi) approve, or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document with respect to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.03) (a "Company Acquisition Agreement") or (vii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v) or (vii) (to the extent related to the foregoing clauses (iii), (iv) or (v)), a "Change of Company Board Recommendation").  The Company shall, and the Company shall cause the Company Subsidiaries, and its and their respective officers and directors to, and shall use its reasonable best efforts to cause its and the Company Subsidiaries' other Representatives to, immediately cease any and all existing solicitation, discussions or negotiations with any persons (or provision of any nonpublic information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.  Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), the Company shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such person and its Representatives.  The Company shall enforce, and not waive, terminate or modify without Parent's prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company's outside legal counsel that the failure to waive a particular standstill provision would be reasonably expected to violate the directors' fiduciary duties under applicable Law, the Company may, with prior written notice to Parent, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.03) to make, on a confidential basis to the Company Board of Directors, an Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Acquisition Proposal to Parent, in each case as contemplated by this Section 5.03.  For purposes of this Section 5.03, the term "person" means any Person or "group," as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives.  Notwithstanding the limitations set forth in this Section 5.03, if the Company receives, prior to the Acceptance Time, a bona fide written Acquisition Proposal that did not result from a breach of this Section 5.03, the Company and the Company Subsidiaries and the Company's Representatives may contact the Person or any of its Representatives who has made such Acquisition Proposal solely to clarify the terms and conditions of such Acquisition Proposal so that the Company may inform itself about such Acquisition Proposal.  For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.03(a)(i) by (x) a Company Subsidiary, (y) a director or officer of the Company or any Company Subsidiary or (z) any other Representatives acting on behalf of the Company or any Company Subsidiary shall be a breach of this Section 5.03(a)(i) by the Company.
(b)  Notwithstanding the limitations set forth in Section 5.03(a), if the Company receives, prior to the Acceptance Time, an unsolicited, bona fide, written Acquisition Proposal that did not result from a breach of Section 5.03(a)(i), which the Company Board of Directors determines in good faith after consultation with the Company's outside legal counsel and financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal and, in each case, that the failure to take such action would be reasonably expected to violate the directors' fiduciary duties under applicable Law, then in either event the Company may take the following actions: (x) furnish nonpublic information with respect to the Company to the person making such Acquisition Proposal and its Representatives, if, and only if, prior to so furnishing such information, the Company receives from such person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, within twenty-four (24) hours following the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Parent, and (y) engage in discussions or negotiations with such person with respect to such Acquisition Proposal.
(c)  The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent of the Company's or any of its controlled affiliates' or its or their respective Representatives' receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any person who has made or would reasonably be expected to make any Acquisition Proposal.  Such notice shall indicate the identity of the person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all proposals or offers, including proposed agreements received by the Company relating to such Acquisition Proposal or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof.  Without limiting the Company's other obligations under this Section 5.03, the Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto and provide to Parent copies of all proposals, offers and proposed agreements relating to an Acquisition Proposal received by the Company, or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof.  Without limiting the Company's other obligations under this Section 5.03, the Company shall promptly provide (and in any event within twenty-four (24) hours) to Parent any material nonpublic information concerning the Company provided to any other person in connection with any Acquisition Proposal that was not previously provided to Parent.  Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.03(b).  Unless this Agreement has been validly terminated pursuant to Section 8.01, the Company shall not take any action to exempt any person other than Parent from the restrictions on "business combinations" contained in any applicable Takeover Statute or in the Company Governing Documents, or otherwise cause such restrictions not to apply.  The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.03.
(d)  Notwithstanding anything in this Section 5.03 to the contrary, but subject to Section 5.03(e), at any time prior to the Acceptance Time, the Company Board of

Directors may (i) make a Change of Company Board Recommendation (only of the type contemplated by Section 5.03(a)(iv) or Section 5.03(a)(v)) in response to a Company Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company's outside legal counsel and financial advisors, that the failure to take such action would be reasonably expected to violate the directors' fiduciary duties under applicable Law or (ii) make a Change of Company Board Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.01(h) in order to enter into a definitive agreement providing for an unsolicited Acquisition Proposal (which, for the avoidance of doubt, did not result from a breach of Section 5.03(a)(i)), which the Company Board of Directors determines in good faith after consultation with the Company's outside legal counsel and financial advisors is a Superior Proposal, but only if the Company Board of Directors has determined in good faith after consultation with the Company's outside legal counsel and financial advisors that failure to take such action would be reasonably expected to violate the directors' fiduciary duties under applicable Law; provided that notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.01(h).  "Company Intervening Event" means any Effect that is material to the business, assets or operations of the Company and the Company Subsidiaries (taken as a whole) and was not known by or reasonably foreseeable to the Company or the Company Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute a Company Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Company Common Stock, the Parent Shares or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period, (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices) or (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof.
(e)  The Company may take any action permitted under Section 5.03(d) provided that, prior to the Company taking any such action (i) under Section 5.03(d)(i), the Company shall provide Parent with three (3) Business Days' prior written notice advising Parent that the Company Board of Directors intends to effect a Change of Company Board Recommendation and specifying, in reasonable detail, the reasons therefor, and during such three (3) Business Day period, the Company shall procure that its Representatives (including its executive officers) negotiate in good faith (solely to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Company Board Recommendation and at the end of such three (3) Business Day period the Company Board of Directors again makes the determination under Section 5.03(d)(i) (after in good faith taking into account any amendments proposed by Parent) to make a Change of Company Board Recommendation, or (ii) under Section 5.03(d)(ii), the Company shall provide Parent with three (3) Business Days' prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including a copy of any proposed definitive documentation, and during such three (3) Business Day period, the Company shall procure that its Representatives (including its executive officers) negotiate in good faith (solely to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and at the end of such three (3) Business Day period the Company Board of Directors again makes the determination under Section 5.03(d)(ii) (after in good faith taking into account the amendments proposed by Parent) to make a Change of Company Board Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.01(h).  With respect to Section 5.03(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company Stockholders would receive as a result of the Superior Proposal), the Company shall notify Parent of each such amendment, revision or change in compliance with Section 5.03(c) and the applicable three (3) Business Day period shall be extended until at least two (2) Business Days after the time that Parent receives notification from the Company of each such revision, and the Company Board of Directors shall not take any such action permitted under Section 5.03(d)(ii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.03(e).
(f)  Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Stockholders a position contemplated by Item 1012(a) of Regulation M-A or Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any "stop, look and listen" communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to the Company Stockholders with regard to an Acquisition Proposal, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Change of Company Board Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Change of Company Board Recommendation.  For the avoidance of doubt, this Section 5.03(f) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Change of Company Board Recommendation except to the extent expressly permitted by Section 5.03(d) and Section 5.03(e).
Section 5.04.  Non-Solicitation by Parent; Change of Parent Board Recommendation.  (a) From and after the date hereof until the earlier of the Acceptance Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, the Parent agrees that it shall not, and shall cause the Parent Subsidiaries, and its and their respective officers and directors not to, and shall use its reasonable best efforts to cause its and the Parent Subsidiaries' other Representatives to not, directly or indirectly solicit, initiate or knowingly encourage any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer relating to any transaction or series of related transactions with any Person similar to the Transactions or involving the acquisition of any assets or securities of such Person.
(b)  At any time prior to the Acceptance Time, the Parent Board of Directors may, subject to Section 5.04(c), make a change of the Parent Board Recommendation in response to a Parent Intervening Event (which, for the avoidance of doubt, did not result from a breach of Section 5.04(a)), if the Parent Board of Directors has determined in good faith, after consultation with Parent's outside legal counsel and financial advisors, that the failure to take such action would be reasonably likely to violate the directors' fiduciary duties under applicable Law. "Parent Intervening Event" means any Effect that is material to the business, assets or operations of Parent and the Parent Subsidiaries (taken as a whole) and was not known by or reasonably foreseeable to Parent or the Parent Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute a Parent Intervening Event: (A) changes in the market price or trading volume of the Company Common Stock, the Parent Shares or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that Parent meets or exceeds (or that Company fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period, (B) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices) or (C) changes in IFRS, GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof.
(c)  Prior to Parent taking any action permitted under Section 5.04(b), Parent shall provide Company with four (4) Business Days' prior written notice advising the Company that the Parent Board of Directors intends to effect a change of the Parent Board Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, Parent shall procure that its Representatives (including its executive officers) negotiate in good faith (solely to the extent Company desires to negotiate) any proposal by Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a change of the Parent Board Recommendation and at the end of such four (4) Business Day period the Parent Board of Directors again makes the determination under Section 5.04(a) (after in good faith taking into account any amendments proposed by Company) to make a change of the Parent Board Recommendation.
ARTICLE VI
Additional Agreements
Section 6.01.  Access; Confidentiality; Notice of Certain Events.  (a)  From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, to the extent permitted by applicable Law, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and Parent's Representatives reasonable access during normal business hours and upon reasonable advance notice to the Company's and the Company Subsidiaries' offices, properties, Contracts, personnel, books and records and during such period, the

Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to furnish as promptly as practicable to Parent all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as Parent may reasonably request (including information for purposes of transition and integration planning).  Notwithstanding the foregoing, the Company shall not be required by this Section 6.01 to provide Parent or Parent's Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business consistent with past practice (provided, however, that, at Parent's written request, the Company shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which, in the reasonable good faith judgment of the Company, would violate applicable Law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which, in the reasonable good faith judgment of the Company, would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney-client, attorney work product or other legal privilege).
(b)  Each of the Company and Parent will hold, and will use its reasonable best efforts to cause its Representatives and affiliates to hold, any information exchanged pursuant to this Section 6.01, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.
(c)  The Company shall give prompt notice to Parent, and Parent shall give prompt written notice to the Company (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement or the Tender and Support Agreements or Parent Voting Undertakings, the Offer, the Merger or the other transactions contemplated by this Agreement or the Tender and Support Agreements or Parent Voting Undertakings, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated by this Agreement or the Tender and Support Agreements or Parent Voting Undertakings, (ii) of any legal proceeding commenced or, to such Party's Knowledge, threatened against such Party or any of its Subsidiaries, affiliates, directors or officers or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, affiliates, directors or officers, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other transaction contemplated by this Agreement or the Tender and Support Agreements or Parent Voting Undertakings, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any Company Subsidiary, or Parent Subsidiary, as the case may be, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.01(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to any Party.
Section 6.02.  Reasonable Best Efforts.  (a)  Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including the Offer and the Merger, as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions, including the Offer and the Merger, and (ii) taking all steps as may be necessary, subject to the limitations in this Section 6.02, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.  In furtherance and not in limitation of the foregoing, at Parent's expense, each Party agrees to make all other necessary or agreed filings as promptly as reasonably practicable after the date hereof, and in any event lodging any such filing (or first draft filing as convention dictates) within 30 Business Days after the date hereof, and to supply as promptly as reasonably practicable and advisable any additional information and documentary materials that may be requested under any applicable Antitrust Laws or in connection with any mandatory notification to, or application for approval from, any Governmental Entity under any applicable Foreign Investment Law.  Without limiting the generality of the foregoing, the Parties shall, to the extent necessary to allow the Parties lawfully to consummate the Transactions no later than the Outside Date, propose, negotiate, or offer to commit and effect (and if such offer is accepted, commit to and effect) any Regulatory Remedy Action.  Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the Parties shall cooperate and consult with each other in advance of proposing any Regulatory Remedy Action, (ii) the Parties shall not be required to take or permit any Non-Required Remedy Action, (iii) the Company shall agree to take any Regulatory Remedy Action (that is not a Non-Required Remedy Action) requested in writing by Parent so long as such Regulatory Remedy Action is only binding on the Company or its Subsidiaries in the event the Closing occurs; and (iv) the Company shall not take a Regulatory Remedy Action without Parent's written consent.
(b)  Each of Parent and the Company shall, in connection with obtaining all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations for the Transactions under any applicable Antitrust Law, Foreign Investment Law or other relevant notifications or approvals contemplated by Section 6.02(a)(i), but subject to the terms of Section 6.02(a)(i) and any restrictions under applicable Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party, (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Competition and Markets Authority of the United Kingdom (the "CMA") or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the CMA or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the CMA or other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the CMA or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.02(b) as "Antitrust Counsel Only Material" which such material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent on the one hand or the Company on the other) or its legal counsel.
(c)  Prior to the Closing, the Parties shall use commercially reasonable efforts to, and shall cooperate in good faith with one another to, identify any third party consents (or notices) under any Contracts of the Company, Parent or any Subsidiary thereof that are necessary or desirable for the consummation of the Transactions.  The Parties shall, and shall cause any applicable Subsidiary to, use commercially reasonable efforts to obtain any such third-party consent (or deliver any such notices) in the event that the other Party requests it to do so; provided, however, each of the Parties acknowledges and agrees that obtaining any such consent or approval shall not, in and of itself, be a condition to the Offer or the Merger.  Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third party consents (except, in the case of the Company, if requested by Parent and either (i) reimbursed or indemnified for by Parent or (ii) subject to the occurrence of the Acceptance Time).
Section 6.03.  DFSA Approval.  Parent shall use its reasonable best efforts to obtain the approval of the DFSA and of any other relevant authority, if applicable, for the

EU/EEA Prospectus to be prepared by Parent in accordance with the Offer, and to issue and deliver the EU/EEA Prospectus in each case in accordance with applicable Law.
Section 6.04.  Parent Shareholder Meeting.  As soon as practicable but not later than 15 Business Days following the announcement of this Agreement, Parent shall, in accordance with applicable Law and the Parent Governing Documents, (a) duly call and give notice of a general meeting of the Parent Shareholders at which meeting Parent shall seek the Parent Shareholder Approval and approval for the adoption of a transaction-specific indemnity in favor of the Board of Directors, executive management and relevant employees of the Parent (the "Parent Shareholder Meeting") (b) cause any materials for the Parent Shareholder Meeting to be made available to the Parent Shareholders in accordance with Parent's Governing Documents and (c) duly convene and hold the Parent Shareholder Meeting.  Subject to Section 5.04, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Parent Shareholder Approval to be received at the Parent Shareholder Meeting or any adjournment or postponement thereof.  Parent shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Shareholder Meeting; provided that Parent may, without the prior written consent of the Company, adjourn or postpone the Parent Shareholder Meeting, after consultation with the Company, for a single period not to exceed or extend beyond the earlier of (x) 40 Business Days from the date on which the Parent Shareholder Meeting is originally scheduled and (y) September 30, 2023, if Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow additional time to solicit additional proxies necessary to obtain the Parent Shareholder Approval or if such adjournment or postponement is necessary in order for the auditor to deliver the Auditor's Valuation Statement satisfying the requirements under the Danish Companies Act for the valuation of the contribution in kind of the shares of Company Common Stock in the Offer necessary in order for carrying out the Parent Share Issuance as a non-cash contribution.  For the avoidance of doubt and notwithstanding anything herein to the contrary, Parent shall cause the Parent Shareholder Meeting to be duly convened and held by no later than September 30, 2023.
Section 6.05.  Publicity.  So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Offer, the Merger, the other Transactions or this Agreement or the Tender and Support Agreements or Parent Voting Undertakings without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a competent securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Offer, the Merger, the other Transactions or this Agreement or the Tender and Support Agreements or Parent Voting Undertakings, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that neither Party shall be required by this Section 6.03 to provide any such review or comment to the other Party relating to any dispute between the Parties relating to this Agreement; provided, further, that each Party and their respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.05; provided, further, that the obligations set forth in this Section 6.05 shall not apply to any communication regarding an Acquisition Proposal or a Change of Company Board Recommendation.
Section 6.06.  D&O Insurance and Indemnification.  (a) For six (6) years from and after the Effective Time, Parent shall, or shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the "Indemnified Parties") against any reasonably documented costs or expenses (including advancing attorneys' fees and expenses) prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Company Governing Documents (as in effect as of the date hereof); provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, non-appealable judgment that such Indemnified Party is not ultimately entitled (or that arose from the gross negligence, fraud, or willful misconduct of such Indemnified Party), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law and the Company Governing Documents (as in effect as of the date hereof) or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with such Persons in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement.  The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the Company's or its Subsidiaries' respective articles of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement shall survive the Transactions, including the Merger, and shall continue in full force and effect in accordance with the terms thereof, and shall not be amended, repealed or otherwise modified in any manner.  Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person intends in good faith to seek indemnification pursuant to this Section 6.06, the provisions of this Section 6.06 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.
(b)  At or prior to the Effective Time, the Company shall purchase a six (6)-year prepaid "tail" policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that the Company shall not commit or spend on such "tail" policy, in the aggregate, more than two hundred percent (200%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company's current policies of directors' and officers' liability insurance and fiduciary liability insurance (the "Base Amount"), and if the cost of such "tail" policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase only as much coverage as reasonably practicable for the Base Amount.  The Company shall in good faith cooperate with Parent prior to the Acceptance Time with respect to the procurement of such "tail" policy, including with respect to the selection of the broker, available policy price and coverage options.
(c)  The rights of each Indemnified Party under this Section 6.06 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.
Section 6.07.  Takeover Statutes.  The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Merger or any of the other Transactions (including, for the avoidance of doubt, the Tender and Support Agreements or Parent Voting Undertakings) and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Merger and the other Transactions (including, for the avoidance of doubt, the Tender and Support Agreements or Parent Voting Undertakings) may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Offer, the Merger and the other Transactions (including, for the avoidance of doubt, the Tender and Support Agreements or Parent Voting Undertakings).  No Change of Company Board Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Merger or any of the other Transactions (including, for the avoidance of doubt, the Tender and Support Agreements or Parent Voting Undertakings).
Section 6.08.  Employee Matters.  (a) For a period of twelve (12) months following the Effective Time, Parent shall provide to the individuals set forth on Section 6.08 of the Company Disclosure Letter and any other employee of any Company Subsidiary who continues to be employed by Parent or any Subsidiary thereof (collectively, the "Continuing Employees"), (i) at least the same wage rate or base salary and annual cash bonus opportunity as in effect for such Continuing Employee immediately prior to the Closing, and (ii) employee benefits (excluding equity or equity-based and compensation, change in control, retention or transaction-based compensation, severance pay or benefits not required by applicable Law, defined benefit pension benefits, retiree health or welfare benefits not required by applicable Law or non-qualified deferred compensation benefits) that are, in the aggregate, no less favorable to such Continuing Employee than those in effect for such Continuing Employee immediately prior to the Closing.
(b)  For purposes of vesting, eligibility to participate and the level of benefits under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the "New Plans"), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any analogous Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time (provided that such service credit shall not be provided for benefit accrual purposes, except for vacation and severance); provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.  For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions were not waived under the Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans") and Parent and its applicable Subsidiary shall use commercially reasonable efforts to provide credit for any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan for purposes of satisfying all deductible and maximum out-of- pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the same extent such Continuing Employee was entitled to credit for such amounts under an analogous Old Plan.
(c)  If, at least fifteen (15) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the "401(k) Termination Date").  In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) will be so terminated pursuant to resolution of the Company Board of Directors at least two (2) Business Days prior to the day on which the Effective Time occurs; provided that, prior to amending or terminating the Company's 401(k) plan, the Company shall provide Parent with the form and substance of all resolutions, notices, amendments or other documents issued, adopted or executed in connection with the implementation of this

Section 6.08(c) for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).
(d)  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Continuing Employee any benefit, remedy of any nature whatsoever, or right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company, a Company Subsidiary or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee.  Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.08 shall (i) be deemed or construed to be an amendment, termination or other modification of any Company Benefit Plan or employee benefit plan of Parent or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).
(e)  Each of the Company and Parent hereby agree to the covenants set forth in Section 6.08(e) of the Company Disclosure Letter.
Section 6.09.  [Intentionally Omitted].
Section 6.10.  Stockholder Litigation.  Each Party shall provide the other Party with prompt notice of any litigation brought by any Stockholder of such Party or purported Stockholder of such Party against such Party, any of its subsidiaries or any of their respective directors or officers relating to the Offer, the Merger or any of the other Transactions or this Agreement or the Tender and Support Agreements or Parent Voting Undertakings, and shall keep the other Party informed on a prompt and timely basis with respect to the status thereof.  Such Party shall give the other Party the opportunity to participate (at other Party's expense) in the defense or settlement of any such litigation and reasonably cooperate with the other Party in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without the other Party's prior written consent, which consent shall not be unreasonably withheld or delayed, except that the other Party may, in its sole and absolute discretion, withhold such consent to any settlement which does not include a full release of the other Party and its affiliates (including, with respect to Parent, the Surviving Company and its Subsidiaries) or which imposes an injunction or other equitable relief after the Effective Time upon the other Party or any of its affiliates (including, with respect to Parent, the Surviving Company and its Subsidiaries).  In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.10 and Section 5.01 or Section 6.02, the provisions of this Section 6.10 shall control.
Section 6.11.  Delisting.  Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act;

provided that such delisting and termination shall not be effective until at or after the Effective Time.
Section 6.12.  Shareholder Analysis.  Prior to the execution of this Agreement, the Company has provided Parent with a "look-through" analysis of its shareholder base and shall procure the delivery to Parent of an updated analysis as soon as practically possible upon Parent's request at any time and from time to time prior to the Effective Time in order for Parent to determine relevant jurisdictions for the filing of offering-related documents and any applicable consents, clearances, waivers, licenses, registrations, permits, authorizations, orders or approvals required in connection with the Offer.
Section 6.13.  Director Resignations.  The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time. From the Acceptance Time until the Effective Time, the Company Board of Directors shall consist of the minimum number of directors required to comply with applicable Law and the continued listing requirements of the NYSE.
Section 6.14.  Continuation of the Oslo Stock Exchange Listing of Parent Shares.  Parent shall, no later than five (5) trading days after the date of this Agreement, submit a report to the Oslo Stock Exchange explaining Parent's fulfillment of the requirements for admission to listing on the Oslo Stock Exchange following the consummation of the Transactions.  Parent shall use its reasonable best efforts to comply with any other information or filing requirement or request from the Oslo Stock Exchange reasonably necessary or required for the continuation of the Oslo Stock Exchange listing of the Parent Shares following the consummation of the Transactions.
Section 6.15.  Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the Parent Shares and ADSs to be issued in the Offer to be approved for listing on the NYSE and the Oslo Stock Exchange, as applicable, subject to official notice of issuance.
Section 6.16.  Governance  Parent shall take all necessary corporate action, subject only to the approval of the nomination committee of the Parent Board of Directors and the Parent Shareholders (as described below), to cause (a) the number of directors constituting the Parent Board of Directors to be six (6), and (b) the Parent Board of Directors to be composed of (i) four (4) directors designated by the Parent prior to the Acceptance Time, including the chairman, and (ii) two (2) directors designated by the Company (and reasonably acceptable to Parent and the nomination committee of the Parent Board of Directors) prior to the Acceptance Time, including the vice chairman and an independent director to chair the Parent's audit committee.  For the purpose hereof the Parent shall as soon as reasonably practicable but no later than two (2) Business Days after the Acceptance Time duly call and give notice of an extraordinary general meeting of the Parent Shareholders, with the minimum notice period required under applicable Law, at which meeting Parent shall (i) seek the Parent Shareholder's adoption and election, as applicable, of the board and audit committee composition proposed in accordance with the preceding sentence, (ii) cause any materials for the Parent general shareholder meeting to be made available to the Parent Shareholders in accordance with Parent's Governing Documents and (iii) duly convene and hold the Parent general shareholder meeting.
Section 6.17.  Preemptive rights and equal treatment.  The Parties acknowledge that the issuance of any Parent Shares is subject to preemptive rights for all Parent Shareholders and may only be deviated from in accordance with the authorizations included in the Parent Governing Documents and the rules of the Danish Companies Act setting out qualified majority requirements for shareholder approvals of any such deviation and shall adhere to the requirements of equal treatment of the Parent's Shareholders in the Danish Companies Act and the rules of the Oslo Stock Exchange.
Section 6.18.  14d-10 Matters.  The Parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Company Benefit Plans (collectively, the "Arrangements"), to certain holders of Company Common Stock and holders of Company Equity Awards.  The Compensation Committee of the Company Board of Directors (the "Company Compensation Committee") (a) at a meeting to be held prior to the Acceptance Time, has duly adopted or will duly adopt resolutions approving as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each Arrangement effective on or prior to the date hereof or entered into after the date hereof and prior to the Effective Time and (ii) the terms of Section 6.06 and Section 6.08 and (b) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act, including with respect to the foregoing arrangements and any other applicable transactions contemplated by this Agreement.  The Company represents and warrants that each member of the Company Compensation Committee is an "independent director" in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act.
Section 6.19.  Certain Tax Matters.  (a)  Subject to a sufficient percentage of Company shareholders receiving Offer Consideration in the form of ADSs or Parent Shares relative to the total value of all merger consideration such that the requirements of Treasury Regulations Section 1.368-1(e) are met (the "Equity Threshold Condition"), it is intended, for U.S. federal income tax purposes, for the acquisition of Company Common Stock pursuant the Offer and the Merger, taken together, to qualify for the Intended Tax Treatment.  The Parties hereby adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code. None of the Parties shall (and each Party shall cause its respective Subsidiaries not to) knowingly take any action (or knowingly fail to take any reasonable action) which action (or failure to act) would reasonably be expected to prevent or impede the Offer and the Merger, taken together, from qualifying for the Intended Tax Treatment, provided that nothing herein shall require taking or not taking any action to satisfy the Equity Threshold Condition.  Subject to the Equity Threshold Condition, to the extent required to report, the Parties intend to report and, except to the extent otherwise required by a final determination as such term is used in Section 1313 of the Code, shall (and to the extent necessary shall cause their Subsidiaries to) (i) report, for U.S. federal income tax purposes, the acquisition of Company Common Stock pursuant the Offer and the Merger, taken together, in accordance with the Intended Tax Treatment, and (ii) not otherwise take any U.S. federal income tax position inconsistent with the Intended Tax Treatment.  Each of the Parties shall cooperate in good faith and use their reasonable best efforts to deliver to Parent's and the Company's tax counsel and tax advisors a certificate signed by an officer of Parent or the Company, as applicable, containing representations reasonably satisfactory to such counsel or advisors, if requested by such counsel or advisors in connection with the filing of the Registration Statements with respect to the transactions contemplated hereby.  Parent's and the Company's tax counsel and tax advisors shall be entitled to rely upon such representations in rendering any tax opinions required with respect to the filing of the Registration Statements.  For the avoidance of doubt, a tax opinion regarding the Intended Tax Treatment is not a condition to Closing.
(b)  Parent shall cause Merger Sub to elect to be treated as an entity disregarded as separate from Parent for U.S. federal income tax purposes, effective as of the day of Merger Sub's formation and will not subsequently change such classification.
(c)  Each of the Company, Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable Tax Law.  To the extent that amounts are so deducted or withheld, such amounts shall be timely remitted to the appropriate Tax authority in accordance with applicable Tax Law and treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.  The Parties shall (and shall cause their Subsidiaries to) cooperate reasonably and in good faith to eliminate or reduce any such deduction or withholding to the extent permitted by applicable Law (including, where it is reasonable to do so, through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).
ARTICLE VII
Conditions to Consummation of the Merger
Section 7.01.  Conditions to Each Party's Obligations to Effect the Merger.  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent or the Company, as the case may be, to the extent permitted by applicable Law:
(a)  Exchange of Shares of Company Common Stock.  Parent shall have accepted for exchange all of the shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer.
(b)  No Legal Prohibition.  No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case which restrains, enjoins or otherwise prohibits the consummation of the Merger.
ARTICLE VIII
Termination
Section 8.01.  Termination.  This Agreement may be terminated and the Offer, the Merger and the other Transactions may be abandoned at any time before the Acceptance Time, as follows:
(a)  by mutual written consent of Parent and the Company;
(b)  by the Company, in the event that (i) the Company is not then in material breach of this Agreement such that the conditions to the Offer set forth in clauses (H)(1) or (H)(2) of Annex B would not then be satisfied if the Expiration Date were the date of the termination pursuant to this Section 8.01(b) and (ii)(A) Parent shall have breached, failed to perform or violated in any material respect any of its covenants or agreements under this Agreement, (B) (1) the representations and warranties of the Parent set forth in Section 4.01, Section 4.03, or Section 4.14 (x) that are qualified by materiality or Parent Material Adverse Effect shall not be true and correct in all respects as of the date hereof or shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) or (y) that are not qualified by materiality or Parent Material Adverse Effect shall not be true and correct in all material respects as of the date hereof or shall not be true and correct in all material respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), (2) the representations and warranties of the Parent set forth in Section 4.02(a), Section 4.02(b), Section 4.02(c) or Section 4.02(d) shall not be true and correct other than for de minimis inaccuracies as of the date hereof or shall not be true and correct other than for de minimis inaccuracies as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), (3) the representations and warranties of the Parent set forth in Section 4.08 shall not be true and correct in all respects, or (4) any of the other representations and warranties of Parent set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall not be true and correct as of the date hereof or shall not be true and correct as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (4), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or (C) the Parent Board of Directors

shall have failed to publicly confirm the Parent Board Recommendation within seven (7) Business Days after a written request by the Company that it do so, or shall have changed the Parent Board Recommendation in a manner adverse to the Company (including pursuant to Section 5.04) and in each of clauses (A), (B) and (C) such breach, failure to perform, action, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy;
(c)  by Parent, in the event that (i) Parent is not then in material breach of this Agreement such that the Company would have the right to terminate this Agreement pursuant to Section 8.01(b) (notwithstanding any cure period) on the date of the termination pursuant to this Section 8.01(c) and (ii)(A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B) in a manner that would give rise to the right of Parent not to accept for payment and pay for any shares of Company Common Stock pursuant to clauses (H)(1) or (H)(2) of Annex B (assuming the expiration of the Offer as of such time) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy;
(d)  by either Parent or the Company (i) if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Parent to extend the Offer pursuant to Section 1.01(e)(ii)) without Parent having accepted for payment any shares of Company Common Stock pursuant to the Offer; provided that (A) the right to terminate this Agreement pursuant to this Section 8.01(d)(i) shall not be available to Parent if Parent shall have failed to comply in any material respect with its obligations under Section 1.01 and (B) the right to terminate this Agreement pursuant to this Section 8.01(d)(i) shall not be available to the Company if the Company shall have failed to comply in any material respect with its obligations under Section 1.02 and Section 5.03; or (ii) if the Acceptance Time has not occurred on or before March 15, 2024 (the "Outside Date"); provided that (A) if, on the Outside Date, all of the conditions to the Offer, other than the conditions set forth in clauses (D), (E) (to the extent any such injunction or order is in respect of, or any such Law is, any Antitrust Law or Foreign Investment Law), (I) or (J) of Annex B and those conditions to the Offer that by their nature are to be satisfied at the expiration of the Offer (if such conditions (other than the Minimum Condition) would be satisfied or validly waived were the expiration of the Offer to occur at such time), shall have been satisfied or waived at such time, then the Outside Date shall automatically be extended for all purposes hereunder to December 31, 2024 and (B) the right to terminate this Agreement pursuant to this Section 8.01(d)(ii) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of, or directly resulted in, the failure of the

Offer to be consummated by the Outside Date and such action or failure to act constitutes a material breach of this Agreement;
(e)  by Parent, if, prior to the Acceptance Time, (i) the Company Board of Directors shall have effected a Change of Company Board Recommendation or (ii) the Company has materially breached Section 5.03;
(f)  by either the Company or Parent if the CMA has made a Phase 2 Reference; provided that, in the case of Parent, written notice is given to the Company at any point prior to the Outside Date and, in the case of the Company, written notice is given to Parent within 10 Business Days of a Phase 2 Reference;
(g)  by either the Company or Parent if (i) there shall be any applicable Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or (ii) a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions; or
(h)  by the Company in order to effect a Change of Company Board Recommendation and concurrently enter into a definitive agreement providing for a Superior Proposal; provided that (i) the Company has complied in all material respects with the terms of Section 5.03(e) and (ii) concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee payable pursuant to Section 8.02(b)(iii);
(i)  by either the Company or Parent, if the Parent Shareholder Approval shall not have been obtained after a vote of the Parent Shareholders has been taken and completed at the duly convened Parent Shareholder Meeting or at any adjournment or postponement thereof; or
(j)  by the Company, if the Parent Shareholder Meeting shall not have been (or is not capable of being) duly convened and held by September 30, 2023.
Section 8.02.  Effect of Termination.  (a) In the event of the valid termination of this Agreement by either Party as provided in Section 8.01, written notice thereof shall forthwith be given to the other Party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent or the Company, except that the Confidentiality Agreement, Section 1.01(e)(iv), this Section 8.02 and Section 9.03 through Section 9.12 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination.  For purposes of this Agreement: (i) "willful breach" shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement; and (ii) "fraud" shall mean common law fraud that is committed with actual knowledge of falsity and with the intent to deceive or mislead another.

(b)  Termination Fee.
(i)  If (A) (x) Parent terminates this Agreement pursuant to Section 8.01(d), (y) the Company terminates this Agreement pursuant to Section 8.01(d), and at such time Parent would be permitted to terminate this Agreement pursuant to Section 8.01(d)(i) or Section 8.01(d)(ii), as applicable, or (z) Parent terminates this Agreement pursuant to Section 8.01(c) as a result of a breach, failure to perform or violation described in such Section that (except with respect to a breach of Section 5.03) first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (B), (B) after the date hereof and prior to the date of such termination, a bona fide Acquisition Proposal is publicly disclosed (whether by the Company or a third party), or otherwise made known to the Company Board of Directors or Company management, and in each case, is not withdrawn (publicly, if publicly disclosed) at least three (3) Business Days prior to the earlier of the Expiration Date and the date of such termination and (C) within twelve (12) months of such termination, such Acquisition Proposal is consummated or a definitive agreement in respect of an Acquisition Proposal is entered into, then on or prior to the date that is the earlier of (x) the date any such Acquisition Proposal is consummated and (y) the date of entry in any such definitive agreement, the Company shall pay to Parent a fee of $30,000,000 in cash (the "Termination Fee").  Solely for purposes of this Section 8.02(b)(i), the term "Acquisition Proposal" shall have the meaning assigned to such term in Annex A, except that all references to "fifteen percent (15%)" and "eighty five percent (85%)" therein shall be deemed to be references to "fifty percent (50%)."
(ii)  If (A) (x) Parent terminates this Agreement pursuant to Section 8.01(e)(i) or Section 8.01(e)(ii) or (y) the Company terminates this Agreement pursuant to Section 8.01(d) at a time when Parent would be permitted to terminate this Agreement pursuant to both (1) Section 8.01(e)(i) or Section 8.01(e)(ii), as applicable and (2) Section 8.01(d)(i) or Section 8.01(d)(ii), as applicable, and (B) in the case of a termination pursuant to Section 8.01(e)(ii) only, the Company willfully breached Section 5.03, then, within two (2) Business Days after such termination, the Company shall pay to Parent the Termination Fee.
(iii)  If the Company terminates this Agreement pursuant to Section 8.01(h), concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Termination Fee.
(iv)  If the Company terminates this Agreement pursuant to Section 8.01(b)(ii)(C), then within two (2) Business Days after such termination, Parent shall pay to the Company the Termination Fee.
(v)  If (A) the Company terminates this Agreement pursuant to Section 8.01(f) or (B) Parent terminates this Agreement pursuant to Section 8.01(f) at a time when the Company would not then be permitted to terminate this Agreement pursuant to Section 8.01(f), the terminating Party shall reimburse the non-

terminating Party concurrently with or prior to (and as a condition to) such termination, for fifty percent (50%) of all reasonable and documented out-of-pocket fees and expenses incurred and paid by the non-terminating Party (including all fees and expenses of counsel, accountants, experts and consultants but excluding the cost of any investment banker or financial advisor) in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions contemplated hereby, up to a maximum amount of $2,500,000 (the "Expense Reimbursement").
(vi)  In the event any amount is payable by a Party pursuant to the preceding clauses (i), (ii), (iii), (iv) or (v), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the other Party.  Notwithstanding anything to the contrary in this Agreement, in no event shall any Party be obligated to pay the Termination Fee on more than one occasion, or to pay both a Termination Fee and the Expense Reimbursement.
(c)  Each Party acknowledges that the agreements contained in this Section 8.02 are an integral part of the Transactions and that, without these agreements, the Parties hereto would not enter into this Agreement.  Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.  In addition, if a Party fails to pay in a timely manner any amount due pursuant to Section 8.02(b), then (i) such Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of such overdue amounts, including in connection with any related claims, actions or proceedings commenced and (ii) such Party shall pay to the other Party interest on the amounts payable pursuant to Section 8.02(b) from and including the date payment of such amounts were due but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made.  Notwithstanding anything to the contrary in this Agreement, except for the right to seek monetary damages for fraud (solely as it relates to the representations and warranties expressly made in Article III or Article IV, as the case may be) or willful breach occurring prior to the valid termination of this Agreement, and without limiting either Party's right to specific performance in accordance with Section 9.12, (A) the Termination Fee or the Expense Reimbursement, as applicable (and any other amounts expressly contemplated by this Section 8.02(c), if any) shall be the sole and exclusive monetary remedy available to the Parties in connection with this Agreement and the Transactions in any circumstance in which the Termination Fee or the Expense Reimbursement, as applicable, becomes due and payable and is paid by the applicable Party in accordance with this Agreement, and (B) upon a Party's receipt of the full Termination Fee or the Expense Reimbursement, as applicable (and any other amounts contemplated by this Section 8.02(c), if any) pursuant to this Section 8.02 in circumstances in which the Termination Fee or the Expense Reimbursement, as applicable, is payable, none of the other Party, any Subsidiary thereof or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  For the avoidance of doubt, each Party may seek specific performance to cause the other Party to consummate the Transactions in accordance with Section 9.12 or the payment of a Termination Fee or the Expense Reimbursement, as applicable, pursuant to this Section 8.02(c), but in no event shall either Party be entitled to both (1) specific performance to cause the other Party to consummate the Transactions in accordance with Section 9.12 and (2) the payment of the Termination Fee or the Expense Reimbursement pursuant to this Section 8.02(c).
ARTICLE IX
Miscellaneous
Section 9.01.  Amendment and Modification; Waiver.  (a)  Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may only be amended, modified and supplemented by written agreement of each of the Parties.
(b)  At any time and from time to time prior to the Effective Time, either Party may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein.  Any agreement on the part of Parent or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable.  No failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
(c)  Notwithstanding anything herein to the contrary, Parent shall not amend or waive any provision of any Parent Voting Undertaking or exercise any right under the Parent Voting Undertaking to limit any Shareholder's obligation to vote the Subject Shares  in accordance with the terms of the Parent Voting Undertaking or permit the Subject Shares to be sold or transferred prior to the earlier of (i) such time as the Extraordinary General Meeting has been held or (ii) 30 September, 2023, without the prior written consent of the Company (the parties acknowledging that capitalized terms that are used but not otherwise defined in this clause (c) shall have the respective meanings ascribed thereto in the Parent Voting Undertaking).
Section 9.02.  Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 9.03.  Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.
Section 9.04.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission if the email is sent by 4:00 p.m. local time in New York, New York or, if after, the day following the date of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
if to Parent, to:
Cadeler A/S
Fairway House, Arne Jacobsens Alle 7
DK-2300 Copenhagen S, Denmark
Email: mikkel.gleerup@cadeler.com
Attention: Chief Executive Officer, Mikkel Gleerup
with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London EC2V 7HR
Email: connie.milonakis@davispolk.com
Attention: Connie Milonakis
Gorrissen Federspiel Advokatpartnerselskab
Axel Towers, Axeltorv 2
DK-1609 Copenhagen V, Denmark
Email: cpp@gorrissenfederspiel.com
Attention: Chantal Pernille Patel Simonsen
if to the Company, to:
Eneti Inc.
L’Exotique
99 Boulevard Jardin Exotique
98000 Monaco
Email: legal@scorpiogroup.net
Attention: Legal Department
with a copy (which shall not constitute notice) to:
Seward & Kissel LLP
One Battery Park Plaza

New York, NY 10004
Email: horton@sewkis.com
Attention: Edward Horton
Section 9.05.  Interpretation.  When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated.  Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." As used in this Agreement, the term "affiliates" shall have the meaning set forth in Rule 12b‑2 of the Exchange Act (and for the avoidance of doubt shall include, with respect to the Company, Scorpio Holdings Limited and its controlled affiliates).  The word "extent" and the phrase "to the extent" when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean "if." The term "or" is not exclusive, and shall be interpreted as "and/or." The phrases "the date of this Agreement," "the date hereof," "of even date herewith" and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement.  The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof.  All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires.  A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase "as amended," includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.  The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.  References to this Agreement shall include the Company Disclosure Letter and the Parent Disclosure Letter.  The mere inclusion of an item in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for the purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.  All references to "$" and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.
Section 9.06.  Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  In the event that any signature is delivered electronically, including, without limitation, by facsimile transmission, by electronic mail transmission including a ".pdf" or similar format data file attachment, or through the use of an electronic signature in accordance with the Electronic Signatures in Global and National Commerce Act (E-Sign Act), Title 15, United States Code, Sections 7001 et seq., the Uniform Electronic Transaction Act, and any applicable state law, such signature shall indicate a valid execution of this Agreement by the party so executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, ".pdf" or similar format file, or other electronically generated signature page were an original thereof.  This Agreement shall become effective when each party hereto shall have received the counterpart hereof signed by the other parties hereto.
Section 9.07.  Entire Agreement; Third-Party Beneficiaries.  (a)  This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.01, Parent shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.
(b)  Except as provided in Section 6.06, or, if the Effective Time occurs, the right of holders of Company Common Stock at such time to receive the Merger consideration, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder.
Section 9.08.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer and the Merger is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Offer and the Merger are fulfilled to the extent possible.
Section 9.09.  Governing Law; Jurisdiction.  (a)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state, except (i) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger, (ii) all matters relating to the fiduciary duties of the Company Board of Directors shall be subject to the laws of the Republic of the Marshall Islands, (iii) to the extent that the law of the Kingdom of Denmark is mandatorily applicable to the Parent Shareholder Approval and the Parent

Share Issuance and (iv) all matters relating to the fiduciary duties of the Parent Board of Directors shall be subject to the laws of the Kingdom of Denmark.
(b)  Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state or federal courts located in New York County in the State of New York and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in any such court; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined by any such court; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in any such court; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.  Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.09(b) in the manner provided for notices in Section 9.04.  Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.
Section 9.10.  Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE OFFER, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
Section 9.11.  Assignment.  This Agreement shall not be assigned by either Party (whether by operation of Law or otherwise) without the prior written consent of the other Party.  Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.12.  Enforcement; Remedies.  (a)  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
(b)  The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Offer, the Merger or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached.  Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.09, this being in addition to any other remedy to which such Party entitled under the terms of this Agreement at law or in equity.
(c)  The Parties' rights in this Section 9.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity).  For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party.  In the event any Party seeks any remedy referred to in this Section 9.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.
CADELER A/S
By:
Name: [•]
Title: [•]

By:
Name: [•]
Title: [•]

ENETI INC.
By:
Name: [•]
Title: [•]
[Signature Page to Business Combination Agreement]

Annex A
Certain Definitions
For the purposes of this Agreement, the term:
"Acceptable Confidentiality Agreement" means a confidentiality agreement that contains terms that (i) are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a "standstill" or similar provision) and (ii) do not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement.
"Acquisition Proposal" means any offer, proposal or indication of interest from a person (as defined in Section 5.03) (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (a) any acquisition or purchase by any person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a person pursuant to which the Company Stockholders immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a person of more than fifteen percent (15%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).
"Anti-Corruption Law" means any Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption including, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010.
"Antitrust Laws" means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

"Business Days" means any day, other than a Saturday, Sunday and any day on which banking institutions located in New York, New York or Copenhagen, Denmark are authorized or required by applicable Law or other governmental action to close.
"CMA Merger Investigation" means an investigation by the CMA to enable it to determine whether to make a Phase 2 Reference.
"Company Bylaws" means the Amended and Restated Bylaws of the Company as in effect on the date hereof.
"Company Certificate" means the Amended and Restated Articles of Incorporation of the Company as in effect on the date hereof.
"Company Equity Awards" means the Company Restricted Stock.
 "Company Equity Plan" means the Company's 2013 Equity Incentive Plan as amended and restated from time to time.
"Company Governing Documents" means the Company Bylaws and the Company Certificate.
"Company Government Contract" means a Contract with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any subcontractor with respect to any such Contract.
"Company Intellectual Property" means all Owned Intellectual Property and Licensed Intellectual Property.
"Company Material Adverse Effect" means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred: (a) any changes in general United States, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in general conditions in any industry or industries in which the Company and the Company Subsidiaries operate; (c) any changes in general political conditions; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a "Company Material Adverse Effect" may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Offer, the Merger and the other Transactions, including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Offer, the Merger and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty contained in Section 3.04); and (i) any action or failure to take any action which action or failure to act is requested in writing by Parent or otherwise expressly required by this Agreement; provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on the Company or any Company Subsidiary relative to other companies operating in the industry or industries in which the Company and the Company Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred.
"Company Restricted Stock" means each outstanding restricted stock award granted under the Company Equity Plan.
"Company Subsidiaries" means the Subsidiaries of the Company.
"Confidentiality Agreement" means the Confidentiality Agreement, dated February 1, 2023, between Parent and the Company, as may be amended.
"Contract" means any legally binding written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment.
"Controlled Group Liability" means any and all liabilities (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code; and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Company and the Company Subsidiaries.
"Danish Companies Act" means the Danish consolidated Act No. 1451 of 9 October 2022, as amended.

"EA 2002" means the United Kingdom Enterprise Act 2002.
"EEA" means the European Economic Area.
"Effect" means any change, effect, development, circumstance, condition, state of facts, event or occurrence.
"Environmental Law" means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal, carriage or Release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including protection of the health and safety of employees or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), MARPOL (International Convention for the Prevention of Pollution from Ships 1973/1978 as amended) or any other Law of similar effect.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.
"ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
"ESMA" means the European Securities and Markets Authority.
"EU" means the European Union.
"EU Prospectus Regulation" means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, and the rules and regulations promulgated thereunder.
"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.
"Export Controls" means all applicable export and reexport control Laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by OFAC and the International Traffic in Arms Regulations maintained by the U.S. Department of State as well as all trade controls Laws and regulations, trade and economic sanctions regulations issued by the European Union or its member states, and any applicable anti-boycott compliance regulations.
"Foreign Investment Laws" means any Laws that are designed or intended to provide for the review, regulation, restriction or prohibition of investments on grounds of national security, public order and/or other national or public interest, including foreign subsidies regulation.
"GDPR" means Regulation (EU) 2016/679 (General Data Protection Regulation) of the European Parliament and of the Council on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as currently in effect and as may be amended from time to time.
"Governmental Entity" means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international, multi-national or regional governmental organization or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).
"Hazardous Substances" means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, per- and polyfluoroalkyl substances and mycotoxins.
"IEO" means an initial or interim enforcement order imposed by the CMA under Sections 72 or 81 EA 2002, or any equivalent order imposed by the UK Investment Security Unit under the NSI Act.
"Import Restrictions" means all applicable U.S. and foreign import Laws, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.
"Indebtedness" means with respect to any Person, (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or similar instruments; (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed; (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others; (e) all capital lease obligations and all synthetic lease obligations; (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments; (g) all securitization transactions; (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice); (i) all obligations, contingent or otherwise, in respect of bankers' acceptances; (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); and (k) all liabilities in respect of (A) underfunded or unfunded defined benefit pension plans or retiree health or welfare benefit plans and (B) non-qualified deferred compensation plans or arrangements.
"Intellectual Property" means any and all technology and intellectual property or other similar proprietary rights, whether statutory, common law or otherwise, in any jurisdiction throughout the world, including all: (a) inventions, discoveries, patents and patent applications (together with any and all re-issuances, continuations, continuations-in-part, divisionals, revisions, provisionals, renewals, extensions and reexaminations thereof) and all improvements to the inventions disclosed in each such registration, patent or patent application; (b) trademarks, service marks, trade dress, logos, certifications, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), social media handles and accounts and any and all other identifiers and indicia of origin (whether or not registered), including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (c) all works of authorship and copyrights (whether or not registered), and all applications and registrations in connection therewith, including compilations, databases, derivative works, literary works and mask works and any and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing, now or hereafter provided by applicable Law, regardless of the medium of fixation or means of expression; (d) industrial designs (whether or not registered), and all applications and registrations in connection therewith; (e) trade secrets and other intellectual property rights in confidential and proprietary information (including inventions, ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, schematics, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations, including any and all data and collections of data); (f) software; and (g) all rights to sue or recover and retain damages and costs and attorneys' fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.
"IT Systems" means any and all computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and other information technology assets and equipment (including laptops and mobile devices), and all documentation related to any of the foregoing, in each case, owned by, or licensed or leased to (or purported to be owned by or licensed or leased to), the Company or a Company Subsidiary.
"Knowledge" will be deemed to be, as the case may be, the actual knowledge of (a) the individuals set forth in Annex A of the Parent Disclosure Letter with respect to Parent or (b) the individuals set forth in Annex A of the Company Disclosure Letter with respect to the Company, in each case after reasonable inquiry of those employees of such Party and its Subsidiaries who would reasonably be expected to have actual knowledge of the matter in question.

"Law" means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment, treaty, convention, protocol or decree or other pronouncement of any Governmental Entity or the International Maritime Organization.
"Licensed Intellectual Property" means all Intellectual Property owned by a third party and licensed or sublicensed to either the Company or a Company Subsidiary or for which the Company or any Company Subsidiary has obtained a covenant not to be sued.
"Lien" means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.
"Multiemployer Plan" means any "multiemployer plan" within the meaning of Section 3(37) of ERISA or any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA.
"Non-Required Remedy Action" has the meaning set forth in Exhibit 6.02.
"NSI Act" means the United Kingdom National Security and Investment Act 2021.
"NYSE" means the New York Stock Exchange.
"Owned Intellectual Property" means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary.
"Parent Equity Plans" means all employee and director equity incentive plans of Parent any Parent Subsidiaries and agreements for equity awards in respect of Parent Shares.
"Parent Material Adverse Effect" means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred: (a) any changes in general United States, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions in any industry or industries in which Parent and the Parent Subsidiaries operate; (c) any changes in general political conditions; (d) any changes after the date hereof in IFRS or the interpretation thereof; (e)

any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a "Parent Material Adverse Effect" may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Offer, the Merger and the other Transactions, including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Offer, the Merger and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty contained in Section 4.04); and (i) any action or failure to take any action which action or failure to act is requested in writing by the Company or otherwise expressly required by this Agreement; provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on Parent or any Parent Subsidiary relative to other companies operating in the industry or industries in which Parent and the Parent Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred.
"Parent Option" means each option to purchase Parent Shares granted under the Parent Equity Plans.
"Parent RSU Awards" means each award of restricted share units representing the right to receive Parent Shares, or value based on the value of Parent Shares, granted under the Parent Equity Plans.
"Parent Subsidiaries" means the Subsidiaries of Parent.
"Parent Trading Price" means the volume weighted average closing sale price of one (1) Parent Share as reported on the Oslo Stock Exchange for the ten (10) consecutive days on which the Oslo Stock Exchange is open for trading ending on the last such day immediately preceding the Acceptance Time, converted, for each such trading day, from Norwegian Kroner into U.S. Dollars at the mid-point exchange rate for such currency pair on each such date as quoted by the Norges Bank (or, if no such exchange rate is quoted by the Norges Bank for any such date, at the Norwegian Kroner/U.S. Dollar exchange rate for the most recent trading date for which such exchange rate was so published), adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events.
"Permitted Liens" means any Lien (i) for Taxes or governmental assessments, charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided for in accordance with GAAP; (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's, ship repairer's, outfitter's or other similar Lien (whether or not constituting a maritime lien) arising by operation of Law in the ordinary course of business for amounts not yet overdue; (iii) any Lien for master's, officer's or crew's wages arising by operating of Law outstanding in the ordinary course of its trading, (iv) any Lien for bunkers or other ship supplies arising by operation of Law in the ordinary course of business and not as a result of any default or omission; (v) is specifically disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or the notes thereto included in the Company SEC Documents or the Parent Filing Documents, as applicable, as of the date hereof; (vi) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (vii) which is imposed on the underlying fee interest in real property subject to a real property lease; (viii) that arises as a result of a non-exclusive license or sublicense or other non-exclusive grant of rights under Intellectual Property in the ordinary course of business consistent with past practice; (ix) that arises from pledges or deposits to secure obligations pursuant to workers' compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (x) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiary, or the Parent or any Parent Subsidiary, as applicable; (xi) is a pledge or deposit to secure performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature that, in each case, is not material; (xii) that has arisen in the ordinary course of business consistent with past practice and does not adversely affect the value, ownership, use or operation of the property subject thereto; (xiii) with respect to Parent and the Parent Subsidiaries, those Liens listed on Section 1.01 of the Parent Disclosure Letter, and (xiv) with respect to the Company and the Company Subsidiaries, those Liens listed on Section 1.01 of the Company Disclosure Letter.
"Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
"Personal Information" means "personal information," "personally identifiable information," "personal data," and any terms of similar import, in each case as defined under applicable Laws relating to data privacy, data protection, cybersecurity and/or the processing of such information or data.
"Phase 2 Reference" means a reference decision by the CMA pursuant to Section 33 EA 2002 and in accordance with section 34ZA(2) EA 2002, as amended.
"Proceedings" means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations, injunctions, orders, ships arrest, interim measures, or other similar proceedings, in each case, by or before any Governmental Entity or arbitral tribunal.
"Regulatory Remedy Action" means any proposal, negotiation, or offer to commit and effect (and if such offer is accepted, commit to and effect) undertaken by the Parties to the extent necessary to allow the Parties lawfully to consummate the transaction contemplated by this Agreement no later than the Outside Date to (i) sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any operations, divisions, businesses, product lines, customers or assets of Parent, the Company or any of their respective Subsidiaries contemporaneously with or after the Closing, (ii) take or commit to take such other actions that may, after the Closing, limit Parent's freedom of action with respect to, or its ability to retain, any operations, divisions, businesses, products lines, customers or assets, (iii) terminate, or assign or novate to a third party, any Contract or other business relationship, and (iv) enter into any Order, undertaking, commitment or agreement to effectuate any of the foregoing.
"Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment or disposing into the indoor or outdoor environment.
"Representatives" means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.
"SEC" means the United States Securities and Exchange Commission.
"Securities Act" means the United States Securities Act of 1933, as amended.
"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

"Superior Proposal" means a bona fide, written Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to fifty percent (50%) in each case) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company's outside legal counsel and financial advisors to be more favorable to the Company Stockholders from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 5.03)).
"Takeover Statute" means any "business combination," "control share acquisition," "fair price," "moratorium" or other takeover or anti-takeover statute or similar Law.
"Tax" or "Taxes" means any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees in the nature of a tax that are imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.
"Tax Return" means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
"Treasury Regulations" means the U.S. Treasury regulations promulgated under the Code.
Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:
Defined Term	Section
401(k) Termination Date	6.08(a)
Acceptance Time	1.01(f)
ADSs	1.01(a)
Agreement	Preamble
Arrangements	6.18
Articles of Merger	2.04
Base Amount	6.06(b)
Change of Company Board Recommendation	5.03(a)(i)
Circular	6.03

Defined Term	Section
Closing	2.02
Closing Date	2.02
CMA	6.02(b)
Code	Recitals
Company	Preamble
Company Acquisition Agreement	5.03(a)(i)
Company Benefit Plan	3.10(a)(i)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	3.02(a)(i)
Company Common Stock	Recitals
Company Compensation Committee	6.18
Company Disclosure Letter	Article III
Company Leases	3.15
Company Permits	3.09(b)
Company Preferred Stock	3.02(a)(i)
Company Registered Intellectual Property	3.14
Company SEC Documents	3.05
Company Stockholders	Recitals
Company Vessels	3.19
Continuing Employees	6.08(a)(i)
BCAMI	Recitals
DFSA	1.01(a)
Effective Time	2.02
Enforceability Limitations	3.03(b)
EU/EEA Prospectus	1.01(a)
Exchange Agent	1.01(h)
Expiration Date	1.01(e)
Form F-4	1.01(g)(i)
Form F-6	1.01(g)(i)
fraud	8.02(a)(i)
GAAP	3.05(b)
Indemnified Parties	6.06
Intended Tax Treatment	Recitals
Company Intervening Event	5.03(d)
Tender and Support Agreements	Recitals
Material Contract	3.14
Material Customer	3.18
Material Customer Agreement	3.18
Material Supplier	3.18(b)
Material Supplier Agreement	3.18(b)
Merger	Recitals
Merger Sub	2.01(a)
Minimum Condition	1.01(a)(i)
New Plans	6.08(b)

Defined Term	Section
OFAC	3.09(e)
Offer	Recitals
Offer Consideration	1.01(a)
Offer Documents	1.01(g)(ii)(A)
Offer to Purchase	1.01(a)
Old Plans	6.08(b)
Outside Date	8.01(d)
Parent	Preamble
Parent Benefit Plan	4.18(a)
Parent Board of Directors	Recitals
Parent Board Recommendation	4.03(c)
Parent Capitalization Date	4.02(a)(i)
Parent Disclosure Letter	Article IV
Parent Filing Documents	Recitals
Parent Governing Documents	4.01
Parent Intervening Event	5.04(a)
Parent Permits	4.09(b)
Parent Share Issuance	Recitals
Parent Shareholder Approval	4.03(b)
Parent Shareholder Meeting	6.04
Parent Shareholders	Recitals
Parent Shares	1.01(a)
Parent Voting Undertakings	Recitals
Parties	Preamble
Party	Preamble
person	5.03(a)
Privacy Obligations	0
PWP	3.22
Registration Statements	1.01(g)(i)
Restricted Parties	3.09(g)
Sarbanes Oxley Act	3.05
Schedule 14D-9	1.02(b)
Schedule TO	1.01(g)(ii)(A)
Surviving Company	2.01
Transactions	Recitals
willful breach	8.02(a)(i)

Annex B
Conditions to the Offer
Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Parent's rights to extend, amend or terminate the Offer in accordance with the provisions of that certain business combination agreement, dated as of June 16, 2023 (the "Agreement"), by and among Cadeler A/S, a public limited liability company incorporated under the laws of Denmark ("Parent") and Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands (the "Company") (capitalized terms that are used but not otherwise defined in this Annex B shall have the respective meanings ascribed thereto in the Agreement) and applicable Law, and in addition to (and not in limitation of) the obligations of Parent to extend the Offer pursuant to the terms and conditions of the Agreement and applicable Law, Parent shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Parent to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer)), pay for any shares of Company Common Stock that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, at any expiration of the Offer:
(A)  the Minimum Condition (as amended, if applicable and in Parent's sole and absolute discretion, in accordance with Section 1.01(a)(i) of the Agreement) shall not have been satisfied;
(B)  the Parent Shareholder Approval shall not have been granted;
(C)  the DBA shall not have provided its confirmation that the registration of the Parent Share Issuance can be made;
(D)  any required authorization, permit, notification, filing, approvals, consents, waivers or clearances under any Antitrust Laws or Foreign Investment Laws, shall in each case not have been obtained or made;
(E)  any Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law on or after the date of this Agreement (or there shall have been any change on or after the date hereof in the manner in which any Governmental Entity enforces or interprets any Law enacted, issued or promulgated prior to the date of this Agreement), that is in effect as of immediately prior to the expiration of the Offer or (ii) issued or granted any orders or injunctions (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the expiration of the Offer, in each case described in the foregoing clauses (i) and (ii), which restrains, enjoins or otherwise prohibits the consummation of the Transactions;
(F)  the Registration Statements shall not have become effective under the Securities Act or shall be the subject of any stop order or proceeding seeking a stop order;

(G)  (i) the ADSs to be issued in the Offer shall not have been approved for listing on the NYSE, subject to official notice of issuance or (ii) the Parent Shares to be issued in the Offer shall not be eligible for listing on the Oslo Stock Exchange (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 6.15); or
(H)  any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer (provided that, for the avoidance of doubt, the Parent shall not be entitled to invoke this condition if the Company has not been given an opportunity to cure the following, to the extent capable of being cured, in accordance with Section 8.01(c)):
(1)  (A) the representations and warranties of the Company set forth in Section 3.01(a) (other than the last sentence of Section 3.01(a)), the first sentence of Section 3.01(b), Section 3.03, Section 3.22, Section 3.23 or Section 3.25 (x) that are qualified by materiality or Company Material Adverse Effect shall not be true and correct in all respects as of the date hereof or shall not be true and correct in all respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) or (y) that are not qualified by materiality or Company Material Adverse Effect shall not be true and correct in all material respects as of the date hereof or shall not be true and correct in all material respects as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of the Company set forth in Section 3.02(a), Section 3.02(c), Section 3.02(d) or Section 3.02(e) shall not be true and correct other than for de minimis inaccuracies as of the date hereof or shall not be true and correct other than for de minimis inaccuracies as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of the Company set forth in Section 3.08(a) shall not be true and correct in all respects; or (D) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall not be true and correct as of the date hereof or shall not be true and correct as of the expiration of the Offer as though made on and as of the expiration of the Offer (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(2)  the Company shall not have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Agreement at or prior to the expiration of the Offer;
(3)  a Company Material Adverse Effect shall have occurred since the date of the Agreement and be continuing;
(4)  Parent shall have failed to receive from the Company a certificate, dated as of the Expiration Date and signed by its chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in clauses (1), (2) and (3) immediately above have not occurred; or
(5)  the Agreement shall have been validly terminated in accordance with its terms; or
(I)  the CMA (i) shall have indicated (whether verbally or in writing) in response to a briefing note that it has further questions in relation to the Transactions (which remain unanswered) or shall otherwise have opened, or indicated that it is still considering whether to open, a CMA Merger Investigation; (ii) having opened a CMA Merger Investigation and a merger filing having subsequently been submitted, shall have not have confirmed that there will be no Phase 2 Reference; or (iii) having made a Phase 2 Reference, shall not have confirmed that the Transaction is not expected to result in a substantial lessening of competition within any market(s) in the United Kingdom for goods or services; or
(J)  an IEO shall have been imposed on the Parties that either restricts the management of their respective businesses pending the determination of CMA or UK Investment Security Unit proceedings or prevents, restrains or otherwise makes illegal the consummation of the Transactions.
The foregoing conditions are for the sole benefit of Parent, may be asserted by Parent regardless of the circumstances giving rise to any such conditions, and may be waived by Parent, in whole or in part, at any time and from time to time in its sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC.  The failure by Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time.

Exhibit 99.3

TENDER AND SUPPORT AGREEMENT
This TENDER AND SUPPORT AGREEMENT (this "Agreement"), dated as of June      , 2023, is entered into by and among Cadeler A/S, a public limited liability company incorporated under the laws of Denmark ("Parent"), and each of the persons set forth on Schedule A hereto (each, a "Stockholder" and, together with Parent, the "Parties"). All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).
WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Company Common Stock (including Company Restricted Stock), set forth opposite such Stockholder's name on Schedule A (all such shares of Company Common Stock set forth on Schedule A next to such Stockholder's name, together with any shares of Company Common Stock that are hereafter issued to or otherwise directly or indirectly acquired or beneficially owned by such Stockholder prior to the termination of this Agreement (collectively "After-Acquired Shares"), excluding any shares of Company Common Stock transferred by such Stockholder to any third party or parties in one or more Permitted Transfers (as defined below) (provided that any such third party has entered into a separate agreement with Parent in compliance with the provisions of Section 4.01 of this Agreement), being referred to herein as such Stockholder's "Subject Shares");
WHEREAS, concurrently with the execution hereof, Parent and Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands (the "Company"), are entering into a Business Combination Agreement, dated as of the date hereof (as it may be amended from time to time, the "Business Combination Agreement"), which provides that, among other things, (i) Parent will commence the Offer to exchange all common shares of the Company, including the Subject Shares, for the Offer Consideration and (ii) following the consummation of the Offer, the Company will merge with and into a wholly-owned Parent Subsidiary ("Merger Sub"), with Merger Sub being the surviving entity of the merger (the "Merger"), in each case upon the terms and subject to the conditions set forth in the Business Combination Agreement; and
WHEREAS, as a condition to Parent's willingness to enter into the Business Combination Agreement, and as an inducement and in consideration for Parent's entry into the Business Combination Agreement, each Stockholder, severally and not jointly, and on such Stockholder's own account with respect to such Stockholder's Subject Shares, has agreed to enter into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
Agreement to Tender and Vote
Section 1.01.  Agreement to Tender.  Subject to the terms of this Agreement, unless and until this Agreement shall have been validly terminated in accordance with Section 5.02, each Stockholder agrees to validly and irrevocably tender or cause to be validly and irrevocably tendered in the Offer all of such Stockholder's Subject Shares pursuant to and in accordance with the terms of the Offer, free and clear of all Encumbrances (as defined below) except for Permitted Encumbrances (as defined below). Without limiting the generality of the foregoing, promptly after the Tender Notice (as defined below), but in no event later than the last time at which the depositary can accept tenders prior to the expiration of the Offer, each Stockholder shall validly and irrevocably tender or cause to be validly and irrevocably tendered in the Offer all of such Stockholder's Subject Shares free and clear of all Encumbrances except for Permitted Encumbrances, including by delivering pursuant to the terms of the Offer (a) a letter of transmittal with respect to all of such Stockholder's Subject Shares complying with the terms of the Offer, (b) a certificate representing all such Subject Shares that are certificated or, in the case of a book-entry share of any uncertificated Subject Shares, written instructions to such Stockholder's broker, dealer or other nominee that such Subject Shares be tendered, and requesting delivery of an "agent's message" (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) and (c) all other documents or instruments reasonably required to be delivered by other Company stockholders pursuant to the terms of the Offer. Each Stockholder agrees that, once any of such Stockholder's Subject Shares are tendered, such Stockholder will not withdraw such Subject Shares from the Offer, unless and until this Agreement shall have been validly terminated in accordance with Section 5.02. In the event this Agreement has been validly terminated in accordance with Section 5.02, Parent shall promptly return to the Stockholder all Subject Shares such Stockholder tendered in the Offer. At all times commencing with the date hereof and continuing until the valid termination of this Agreement in accordance with its terms, each Stockholder shall not tender any of such Stockholder's Subject Shares into any tender or exchange offer commenced by a Person other than Parent or any Parent Subsidiary. For purposes hereof, a "Tender Notice" means a written notice, delivered by Parent to each Stockholder on the date of the expiration of the Offer (as soon as practicable following 10:00 a.m. New York City time on such expiration date but in no event later than one hour prior to the last time at which the depositary can accept tenders prior to the expiration), specifying that (i) all of the conditions to the Offer have been satisfied (or are reasonably expected to be satisfied as of the expiration of the Offer) or waived by Parent (to the extent permitted by the Business Combination Agreement) (it being understood that such written notice can only be validly delivered by Parent to the extent that all of the conditions to the Offer have, in fact, been satisfied (or are reasonably expected to be satisfied as of the expiration of the Offer) or otherwise waived by Parent (to the extent permitted by the Business Combination Agreement)); provided that, for purposes of the Tender Notice only, the satisfaction of the Minimum Condition shall be tested assuming that all shares of Company Common Stock to be tendered pursuant to Section 1.01 of this Agreement are tendered prior to the expiration of the Offer and that the consummation of the Offer
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occurs contemporaneously with the delivery of the Tender Notice. For the avoidance of doubt, nothing in this Section 1.01 shall obligate Parent to deliver a Tender Notice. Notwithstanding the foregoing, no Stockholder shall have any obligation under this Section 1.01 to tender any Subject Shares into the Offer if that tender would cause such Stockholder to violate any applicable Law.
Section 1.02.  Agreement to Vote.  Subject to the terms of this Agreement, each Stockholder hereby irrevocably and unconditionally agrees that, for so long as this Agreement has not been validly terminated in accordance with its terms, if Parent provides at least three (3) business days written notice to such Stockholder that it has terminated, or elects not to use, the proxy granted in Section 1.03, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, such Stockholder shall, in each case, to the fullest extent that such Stockholder's Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Shares (i) against any action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Business Combination Agreement, or of any Stockholder contained in this Agreement, or (B) result in any of the conditions set forth in Article VII or Annex C of the Business Combination Agreement not being satisfied on or before the Outside Date; (ii) against any change in the Company Board of Directors that is not recommended by the Company Board of Directors; and (iii) against any Acquisition Proposal. Subject to the proxy granted under Section 1.03 below, each Stockholder shall retain at all times the right to vote such Stockholder's Subject Shares in such Stockholder's sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 1.02 that are at any time or from time to time presented for consideration to the Company's stockholders generally. For the avoidance of doubt, the foregoing commitments in Sections 1.01 and 1.02 apply to any Subject Shares held by any trust, limited partnership or other entity directly or indirectly holding Subject Shares over which the applicable Stockholder exercises direct or indirect voting control.
Section 1.03.  Irrevocable Proxy.  Solely with respect to the matters described in Section 1.02, for so long as this Agreement has not been validly terminated in accordance with its terms, each Stockholder hereby irrevocably appoints Parent as its attorney and proxy with full power of substitution and resubstitution, to the full extent of such Stockholders' voting rights with respect to all such Stockholders' Subject Shares (which proxy is irrevocable and which appointment is coupled with an interest) to vote, and to execute written consents with respect to, all such Stockholders' Subject Shares solely on the matters described in Section 1.02, and in accordance therewith. Each Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. Such proxy shall automatically terminate upon the valid termination of this Agreement in accordance with
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its terms. Parent may terminate this proxy with respect to a Stockholder at any time in its sole discretion by written notice provided to such Stockholder.
Section 1.04.  No Obligation to Exercise.  Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall obligate any Stockholder to exercise any option or any other right to acquire any shares of Company Common Stock.
ARTICLE II
Representations and Warranties of Each Stockholder
Each Stockholder represents and warrants to Parent, as to such Stockholder with respect to his, her or its own account and with respect to its Subject Shares, on a several basis, that:
Section 2.01.  Authorization; Binding Agreement. If such Stockholder is not an individual, such Stockholder is duly organized and validly existing in good standing (where such concept is recognized) under the Laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within such Stockholder's entity powers and have been duly authorized by all necessary entity actions on the part of such Stockholder, and such Stockholder has all requisite entity power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has all requisite legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder's obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Limitations. If such Stockholder is married, and any of such Stockholder's Subject Shares constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Stockholder's spouse and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder's spouse, enforceable against such Stockholder's spouse in accordance with its terms, subject to the Enforceability Limitations.
Section 2.02.  Non-Contravention.  Neither the execution and delivery of this Agreement by such Stockholder (or if applicable, such Stockholder's spouse) nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder (or if applicable, such Stockholder's spouse) with any provisions herein will (a) if such Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of such Stockholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder (or if applicable, such Stockholder's spouse), except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal securities laws and the rules and regulations
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promulgated thereunder, (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which such Stockholder (or if applicable, such Stockholder's spouse) is a party or by which such Stockholder (or if applicable, such Stockholder's spouse) or any of such Stockholder's Subject Shares may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien (other than Permitted Liens) on any asset of such Stockholder (or if applicable, such Stockholder's spouse) (other than one created by Parent) or (e) violate any Law applicable to such Stockholder (or if applicable, such Stockholder's spouse) or by which any of such Stockholder's Subject Shares are bound, except, in the case of each of clauses (c), (d) and (e), as would not reasonably be expected to prevent or materially delay or impair the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise materially impair such Stockholder's ability to perform its obligations hereunder.
Section 2.03.  Ownership of Subject Shares; Total Shares.  Such Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of such Stockholder's Subject Shares and has good and marketable title to all of such Stockholder's Subject Shares free and clear of any Liens, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a stockholder in respect of such Subject Shares (collectively, "Encumbrances"), except for any such Encumbrance that may be imposed pursuant to (i) this Agreement, (ii) any applicable restrictions on transfer under the Securities Act or any state securities law, (iii) the Company Governing Documents and (iv) any applicable Company Equity Plan or agreements evidencing grants thereunder ((i) through (iv), collectively, "Permitted Encumbrances"). The Subject Shares listed on Schedule A opposite such Stockholder's name constitute all of the shares of Company Common Stock, and any other securities of the Company beneficially owned by such Stockholder as of the date hereof.
Section 2.04.  Voting Power.  Such Stockholder has full voting power with respect to all such Stockholder's Subject Shares (to the extent such Subject Shares have voting rights), and full power of disposition with respect to such Subject Shares to the extent they consist of vested shares of Company Common Stock, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Stockholder's Subject Shares. None of such Stockholder's Subject Shares are subject to any stockholders' agreement, proxy, voting trust or other agreement, arrangement or Encumbrance with respect to the voting of such Subject Shares, except as expressly provided herein (including the Permitted Encumbrances).
Section 2.05.  Reliance.  Such Stockholder understands and acknowledges that Parent is entering into the Business Combination Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.
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Section 2.06.  Absence of Litigation.  With respect to such Stockholder, as of the date hereof, there is no Proceeding pending against, or, to the knowledge of such Stockholder, threatened in writing against such Stockholder or any of such Stockholder's properties or assets (including any of such Stockholder's Subject Shares) before or by any Governmental Entity that would reasonably be expected to prevent or materially delay or impair the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise materially impair such Stockholder's ability to perform its obligations hereunder.
Section 2.07.  Brokers.  No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission from Parent or the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.
ARTICLE III
Representations and Warranties of Parent
Parent represents and warrants to each Stockholder that:
Section 3.01.  Organization and Qualification. Parent is a public limited liability company (in Danish: "aktieselskab") registered and validly existing under the laws of Denmark and is a legal entity capable of suing and being sued.
Section 3.02.  Authority for this Agreement.  Parent has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent have been duly and validly authorized by all necessary entity action on the part of Parent, and no other entity proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.
Section 3.03.  Non-Contravention.  Other than as provided for in the Business Combination Agreement, including the regulatory approvals and applications contemplated thereby, neither the execution and delivery of this Agreement by Parent, nor the consummation of the transactions contemplated hereby nor compliance by Parent with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of Parent, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of Parent, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal securities laws and the rules and regulations promulgated thereunder, the securities Laws of other applicable jurisdictions and the rules of any stock exchange on which the Parent Shares are or may in the future be listed or (c), violate any Law applicable to Parent, except, in the case of clause (c) as
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would not reasonably be expected to prevent or materially delay or impair the consummation by Parent of the transactions contemplated by this Agreement, the Business Combination Agreement or otherwise materially impair Parent's ability to perform its obligations hereunder.
ARTICLE IV
Additional Covenants of the Stockholders
Each Stockholder hereby covenants and agrees that until the termination of this Agreement:
Section 4.01.  No Transfer; No Inconsistent Arrangements.  (a) Each Stockholder hereby agrees that, from and after the date hereof and until this Agreement is terminated, such Stockholder shall not, directly or indirectly, take any action that would have the effect of preventing, materially delaying or materially impairing such Stockholder from performing any of its obligations under this Agreement or that would, or would reasonably be expected to, have the effect of preventing, materially delaying or materially impairing, the consummation of the Offer, the Merger or the other transactions contemplated by the Business Combination Agreement or the performance by the Company of its obligations under the Business Combination Agreement.
(b)  Except as provided hereunder (which, for clarity, includes the tendering of such Stockholder's Subject Shares into the Offer in accordance with the terms of this Agreement and the Business Combination Agreement), from and after the date hereof and until the termination of this Agreement in accordance with its terms, such Stockholder shall not, directly or indirectly, (i) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any of such Stockholder's Subject Shares, (ii) transfer, sell, assign, gift, hedge, distribute, pledge or otherwise dispose of (including, for the avoidance of doubt, by depositing, submitting or otherwise tendering any such Subject Shares into any tender or exchange offer other than the Offer and, including, for the avoidance of doubt, any transfer or entry into any derivative arrangement with respect to (collectively, "Transfer"), any of such Stockholder's Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any Contract with respect to any Transfer of such Stockholder's Subject Shares or any legal or beneficial interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Stockholder's Subject Shares or (v) deposit or permit the deposit of any of such Stockholder's Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Stockholder's Subject Shares. Any action taken in violation of the immediately preceding sentence shall be null and void ab initio. Notwithstanding the foregoing, any Stockholder may Transfer all or any portion of such Stockholder's Subject Shares to a Permitted Transferee (as defined below) (any such Transfer and any Transfer as Parent may agree pursuant to Section 4.01(d) below, a "Permitted Transfer"), provided, that a Transfer described in this sentence shall be a Permitted Transfer only if (x) all of the representations and warranties in this Agreement with respect to such Stockholder would be true and correct upon such Transfer and (y) the Permitted Transferee of such Subject Shares, prior to the date of such Transfer, agrees in a signed
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writing satisfactory to Parent (acting reasonably) to accept such Subject Shares subject to the terms of this Agreement and to be bound by the terms of this Agreement as a "Stockholder" for all purposes of this Agreement. "Permitted Transferee" means, (a) with respect to any Stockholder that is a legal Person, any wholly-owned subsidiary of such Person, and (b) with respect to any Stockholder who is a natural Person, (i) an immediate family member of such Stockholder, (ii) such Stockholder's estate upon the death of such Stockholder, or (iii) any trust or other Person established by, or on behalf of, such Stockholder or his or her immediate family members for bona fide tax and/or estate planning purposes and controlled and wholly beneficially owned by, or maintained solely for the benefit of, such Stockholder and/or his or her immediate family members. If any involuntary Transfer of any of such Stockholder's Subject Shares in the Company shall occur (including, but not limited to, a sale by such Stockholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Subject Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement in accordance with its terms.
(c)  Unless and until this Agreement shall have been validly terminated in accordance with Section 5.02, such Stockholder agrees that it shall not, and shall cause each of its controlled affiliates not to, become a member of a "group" (as defined under Section 13(d) of the Exchange Act) for the purpose of opposing or competing with or taking any actions inconsistent with the transactions contemplated by this Agreement or the Business Combination Agreement.
(d)  Notwithstanding Section 4.01(b), such Stockholder may make Transfers of such Stockholder's Subject Shares as Parent may agree in writing in its sole and absolute discretion.
Section 4.02.  No Exercise of Appraisal Rights.  Such Stockholder forever and irrevocably waives and agrees not to exercise any appraisal rights or dissenters' rights pursuant to Sections 100 and 101 of the BCAMI or otherwise in respect of such Stockholder's Subject Shares that may arise in connection with the Offer or the Merger.
Section 4.03.  Documentation and Information.  Such Stockholder shall not make any public announcement regarding this Agreement or the transactions contemplated hereby without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent, and such Stockholder will consider in good faith the reasonable comments of Parent with respect to such disclosure and otherwise cooperate with Parent in obtaining confidential treatment with respect to such disclosure). Such Stockholder consents to and hereby authorizes Parent to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Entity or applicable securities exchange, and any press release or other disclosure document that Parent reasonably determines to be necessary or advisable in connection with the Offer, the Merger or any other transactions
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contemplated by the Business Combination Agreement or this Agreement, such Stockholder's identity, the aggregate number of Subject Shares owned by Stockholders subject to this Agreement, the existence of this Agreement and the nature of such Stockholder's commitments and obligations under this Agreement, and such Stockholder acknowledges that Parent may, in Parent's sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Entity or securities exchange. Such Stockholder agrees to promptly give Parent any information necessary for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify Parent of any changes with respect to information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.
Section 4.04.  Adjustments.  In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting a Stockholder's Subject Shares, the terms of this Agreement shall apply to the resulting securities.
Section 4.05.  Waiver of Certain Actions.  Each Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Business Combination Agreement (including any claim seeking to enjoin or delay the consummation of the Offer or the closing of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors in connection with the Business Combination Agreement, this Agreement or the transactions contemplated thereby or hereby.
Section 4.06.  No Solicitation.  Unless and until this Agreement shall have been validly terminated in accordance with Section 5.02, each Stockholder shall not, and shall cause its controlled affiliates not to, and shall cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitute or would be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information regarding the Company or its Subsidiaries in connection with an actual or potential Acquisition Proposal, (iii) encourage or recommend any other holder of Company Common Stock to not tender shares of Company Common Stock into the Offer, (v) adopt, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent, support agreement or similar document, agreement, commitment or agreement in principle relating to or facilitating an Acquisition Proposal or (vi) agree to do any of the foregoing. Each Stockholder shall, and shall cause its controlled affiliates to, and shall cause its and their respective Representatives to, immediately cease any and all existing solicitation, discussions or negotiations with any Person or groups (other than Parent, its Subsidiaries, and their respective Representatives acting on their behalf) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition
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Proposal. For purposes of this Section 4.06, Acquisition Proposal shall have the meaning ascribed to such term in the Business Combination Agreement, but shall also include any Transfer of any of such Stockholder's Subject Shares (other than a Permitted Transfer (disregarding Section 4.01(d) for this purpose)).
ARTICLE V
Miscellaneous
Section 5.01.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission if the email is sent by 4:00 p.m. local time in New York, New York or, if after, the day following the date of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery); provided that the notice or other communication is sent to the address or email address set forth (i) if to Parent, to the address or email address set forth in Section 9.04 of the Business Combination Agreement and (ii) if to a Stockholder, to such Stockholder's address or email address set forth on a signature page hereto, or to such other address or email address as such party may hereafter specify for the purpose by notice to each other party hereto.
Section 5.02.  Termination.  This Agreement shall terminate automatically with respect to a Stockholder, without any notice or other action by any Person, upon the first to occur of (a) the valid termination of the Business Combination Agreement in accordance with its terms, (b) the Effective Time, (c) the entry without the prior written consent of such Stockholder into any amendment, waiver or modification to the Business Combination Agreement or the terms of, or conditions to, the Offer (except, in each case, for any amendment, waiver or modification that the Business Combination Agreement expressly contemplates as within the sole discretion of Parent to make), that results in (i) a change to the form of the Offer Consideration, (ii) a decrease to the Offer Consideration or the number of shares of Company Common Stock sought in the Offer, (iii) an extension of the Offer, other than in the manner required or permitted by the provisions of Section 1.01(e) of the Business Combination Agreement, (iv) the imposition of conditions to the Offer other than those set forth in Annex C to the Business Combination Agreement, or (v) an amendment or modification to any other term of or condition to the Offer (including any of the conditions set forth in Annex C of the Business Combination Agreement), in the case of any of clauses (i), (iii), (iv) or (v) in any manner that is material and adverse to the holders of Company Common Stock or (d) the mutual written consent of Parent and such Stockholder. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 5.02 shall relieve any party from liability for fraud or any willful breach (as defined in the Business Combination Agreement) of this Agreement prior to termination hereof and (ii) the provisions of this Article V shall survive any termination of this Agreement.
Section 5.03.  Amendments and Waivers.  Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the
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case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 5.04.  Expenses.  All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger are consummated.
Section 5.05.  Entire Agreement; Assignment.  This Agreement, together with Schedule A, and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of (a) Parent, in the case of an assignment by a Stockholder and (b) the Stockholders, in the case of an assignment by Parent; provided, that Parent may assign any of its rights and obligations to any direct or indirect Parent Subsidiary, but no such assignment shall relieve Parent of its obligations hereunder.
Section 5.06.  Enforcement of the Agreement.  The parties agree that irreparable damage would occur in the event that any Stockholder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. Any and all remedies herein expressly conferred upon Parent will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon Parent, and the exercise by Parent of any one remedy will not preclude the exercise of any other remedy.
Section 5.07.  Jurisdiction; Waiver of Jury Trial.  (a) Each Stockholder hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state or federal courts located in New York County in the State of New York and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each Stockholder hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in any such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined by any such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in any such court; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each Stockholder agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other
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jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Stockholder irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5.07(a) in the manner provided for notices in Section 5.01. Nothing in this Agreement will affect the right of Parent to serve process in any other manner permitted by applicable Law.
(b)  EACH STOCKHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE OFFER, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH STOCKHOLDER CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF PARENT HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.07(b).
Section 5.08.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.
Section 5.09.  Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
Section 5.10.  Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.
Section 5.11.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.
Section 5.12.  Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. In the event that any signature is
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delivered electronically, including, without limitation, by facsimile transmission, by electronic mail transmission including a ".pdf" or similar format data file attachment, or through the use of an electronic signature in accordance with the Electronic Signatures in Global and National Commerce Act (E-Sign Act), Title 15, United States Code, Sections 7001 et seq., the Uniform Electronic Transaction Act, and any applicable state law, such signature shall indicate a valid execution of this Agreement by the party so executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, ".pdf" or similar format file, or other electronically generated signature page were an original thereof. This Agreement shall become effective when each party hereto shall have received the counterpart hereof signed by the other parties hereto.
Section 5.13.  Interpretation.  The words "hereof," "herein," "hereby," "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. The phrases "the date of this Agreement," "the date hereof," "of even date herewith" and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.
Section 5.14.  Further Assurances.  Each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform its obligations under this Agreement.
Section 5.15.  Capacity as Stockholder.  Each Stockholder signs this Agreement in such Stockholder's capacity as a stockholder of the Company, and not, if applicable, in such Stockholder's capacity as a director, officer or employee of the Company. Notwithstanding anything herein to the contrary, nothing in this Agreement shall in any way restrict a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties in his or her capacity as a director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer.
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Section 5.16.  Stockholder Obligation Several and Not Joint.  The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.
Section 5.17.  No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares.  All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.
Section 5.18.  No Agreement Until Executed.  This Agreement shall not be effective unless and until (i) the Business Combination Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed by all parties hereto.
[Signature Pages Follow.]

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The parties are executing this Agreement on the date set forth in the introductory clause.
CADELER A/S
By:
Name:
Title:

[Signature Page to Tender and Support Agreement]

The parties are executing this Agreement on the date set forth in the introductory clause.
STOCKHOLDER
By:
Name:
Email:
Address:

[Signature Page to Tender and Support Agreement]

Schedule A
	Number of Shares of Company Common Stock	Of which: Number of Shares of Company Restricted Stock
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]

[Schedule A to Tender and Support Agreement]

Exhibit 99.4

Form of Parent Voting Undertaking

Cadeler A/S (the "Company") is contemplating to carry out a business combination with Eneti Inc. ("Eneti") by way of an exchange offer to all Eneti shareholders to exchange their Eneti shares for new shares in the Company (the "New Shares") (the "Offer").  The Company will in that connection convene an extraordinary general meeting (the "Extraordinary General Meeting") to adopt the necessary resolutions to effect the Offer including (A) an authorisation to be given to the board of directors of the Company (the "Board of Directors") to issue the New Shares at market price without pre-emptive rights for existing shareholders of the Company, (B) an amendment of Company's articles of association to change the size of the Company's board from a maximum of seven (7) to a maximum of six (6) board members  and a vice chairman to be elected to the Board of Directors and (C) a proposal to adopt a transaction-specific indemnity for the Board of Directors as well as the executive management and other relevant employees of the Company with regard to Offer and the transactions contemplated as a result of that (collectively referred to as the "Shareholder Resolutions").

In connection with the Extraordinary General Meeting,              , (the "Shareholder"), as owner of                  shares ("Existing Shares") in the Company, hereby undertakes towards the Company, to be represented at the extraordinary general meeting to adopt the Shareholder Resolutions (either by attending in person, by postal vote or by proxy) and to vote on all of the Shareholder's Existing Shares and any shares in the Company that are hereafter issued to or otherwise to be directly or indirectly acquired or owned by the Shareholder prior to the time of the registration date for the Extraordinary General Meeting ("After Acquired Shares", and, together with the Existing Shares, the "Subject Shares") in favour of the Shareholder Resolutions and not sell or transfer any Subject Shares held by the Shareholder until the earlier of (i) after the Extraordinary General Meeting has been held, (ii) the public announcement by the Company and Eneti that they are no longer seeking to affect the combination and for the Company to carry out the Offer, (iii) 30 September 2023, and (iv) such other date as agreed between the Company and the Shareholder, other than to a wholly-owned subsidiary or a parent of the Shareholder who accepts in writing to be bound by this undertaking.

The Shareholder accepts and acknowledges that the Company may be required under applicable law and stock exchange rules to publish and disclose the Shareholder's identity, its ownership of the Existing Shares, the existence and the nature of this undertaking in documents filed with the SEC or any other governmental entity or applicable securities exchange, or published in any press release, stock exchange announcement or other disclosure document that the Company reasonably determines to be necessary or advisable in connection with the Offer or any other transactions contemplated in connection with or as a consequence of the Offer, and the Shareholder acknowledges that the Company may file this Agreement or a form hereof with the SEC or any other governmental entity or securities exchange, however, the Company will use its best endeavors in seeking consent from the Shareholder prior to such publication, disclosure or filing and any other publication, disclosure or filing in which the Company intends to include the Shareholders identity and its ownership of the Existing Shares as well as the existence and the nature of this under-taking. Notwithstanding the foregoing sentence, the Company shall obtain the Shareholder's prior written consent in advance of including the Shareholder's logo on any publications or including a reference to the Shareholder in connection with any communication in connection with the Offer or any other transactions contemplated in connection with or as a consequence of the Offer that goes beyond disclosing the Shareholder's identity, its ownership of the Existing Shares, the existence and the nature of this undertaking.

This undertaking shall in no way obligate the Company to complete the Offer or to enter into any agreements regarding the Offer.

This undertaking and any non-contractual obligations arising out of or in connection with this undertaking shall be governed by and construed in accordance with Danish law. The Shareholder irrevocably submits to the exclusive jurisdiction of the courts of Denmark, in any legal suit, action or proceeding based on or arising under this undertaking, disregarding the Danish choice of law rules.

Date:

On behalf of :
Name:
Title: